Abbott

2024 ANNUAL REPORT

FRONT COVER:


4.2

FreeStyle Libre 3 system

Trinity Lindblade

WALKERSVILLE, MARYLAND, USA
***FREESTYLE LIBRE 3* SYSTEM**

Her mother knew early in her life that something in Trinity's body wasn't working right. When Trinity was diagnosed with Type 1 diabetes, it started a journey to a better understanding of the impact of food and exercise on her health.

TABLE OF CONTENTS

Abbott is a global healthcare leader, with 114,000 employees serving people in more than 160 countries. We have balanced leadership across diverse markets and geographies — with businesses and products in medical devices, diagnostics, nutritionals, and medicines — giving us more ways to succeed and greater resilience as markets and economies evolve.

Our unwavering focus on helping people get healthy and stay that way, at all stages of life, has helped us deliver consistent, sustainable growth and shareholder returns.

DEAR FELLOW SHAREHOLDER:

Few companies can demonstrate the full range of benefits that business brings to society as powerfully as Abbott. Our performance in 2024 embodied that broad value and the many strengths that make it possible.



ROBERT FORD
Chairman of the Board and
Chief Executive Officer

A HEALTHY BALANCE

One of the best-known axioms in politics is, "It's the economy, stupid." It's a pragmatic reminder to focus on what matters most to people and to society. And if the key to politics comes down to the economy, the economy itself comes down to business, which represents the great majority of all human economic activity. Business accounts for more than 70 percent of GDP and a similar percentage of employment, and more than two-thirds of all research and development spending, in the U.S. and other OECD countries. And the prosperity it creates flows into all sectors of the economy and every aspect of our society.

Companies help form the bedrock of our communities by providing employment, healthcare, taxes, philanthropic support, growth and sustainability. They not only create and supply the vital products and services that people rely on to live their lives, but they also drive the innovation that leads to continual improvement in the human standard of living.

In healthcare, business takes the advances forged by science, fashions them into solutions, and brings them to the world. That's Abbott's purpose: helping people live fuller lives through our healthcare products and technologies. Our company has thrived for 137 years because it has done this consistently and with a rare degree of success. As a result, Abbott improves the lives of not only our own large direct community — our 114,000 employees around the world and their families, our retirees, our investors — but the larger communities of which they're part and, most importantly, the vast community of people we serve in more than 160 countries around the world.

To keep advancing human health, Abbott must first maintain our success as a company — specifically, a public company with obligations to the shareholders who own it. We work to continuously balance this equation, providing public goods through private enterprise.

If Abbott doesn't succeed as a business, it cannot succeed as an agent of progress.

To ensure that we can successfully balance this equation, we've rethought the reward for innovation. Traditionally, healthcare has delivered high innovation, but at a cost that has resulted in lower access to the breakthroughs it's created. We believe that the leading healthcare companies of the future will be those that can help the most people solve not only the medical problem, but the access problem, as well. Our strategy is to innovate for access, designing every stage of the product process — first in conception, then by bending the cost curve through advanced manufacturing, AI, and digitization — to maximize the number of people around the world who can benefit from our advancements.

Because of the broad and rapid expansion of our innovations, over the past five years, Abbott's sales have grown by $10 billion, or almost one-third, and pre-tax profits by almost $3 billion, or 43 percent.* Over the same period, we've returned more than $25 billion to shareholders through dividends and share repurchase. In 2024 Abbott again successfully achieved this balance, serving both its purpose and its shareholders, delivering the products people need as well as strong returns as a business.

OUR MODEL IN ACTION

It was, in many ways, a model year for Abbott. All of our major businesses delivered strong results. Our business diversity can provide defensive advantages against challenges in specific markets; but 2024 was all offense, with robust and well-balanced growth across the board.

And balance is the keynote to our performance and our outlook, as we maintain a dynamic equilibrium of delivering results and rewarding our shareholders in the present, with investing for the future to maintain our growth and success for the long term.

CONTINUED, CONSISTENT GROWTH IN 2024



$42B

WORLDWIDE SALES

9.6%†

ORGANIC SALES GROWTH, UNDERLYING BASE BUSINESS

$4.67‡

ADJUSTED DILUTED EPS

*On a non-GAAP basis †On a GAAP basis, full-year Abbott sales increased 4.6% ‡Full-year 2024 GAAP diluted EPS was $7.64
For full financial data and reconciliation of non-GAAP measures, please see Abbott's 2024 earnings releases at www.abbottinvestor.com

Strong Financial Performance

Abbott's global sales in the year were $42 billion, which reflects an increase of 9.6%[†] on an organic basis for the base business. Adjusted earnings per share were $4.67.[‡] All four of our major businesses contributed to our year-over-year growth, and each of them delivered accelerated quarter-to-quarter growth to close out the year, positioning our company very well for a successful 2025.

In the year, Abbott completed a full century of uninterrupted returns to investors when it paid its 400th consecutive quarterly dividend. And our dividends have risen in each of the last 53 years, earning Abbott membership in the exclusive ranks of Dividend Kings. Continuing this legacy, in December we announced a dividend increase of 7.3 percent for 2025.

We are sharply focused on raising our gross margin levels. Thanks to the outstanding execution of the teams we've dedicated to this effort across the company, we succeeded in raising our profile by 70 basis points on an adjusted basis in 2024,[§] despite the headwinds of inflation and foreign exchange. We intend to deliver a similar increase this year.

Investing for the Future

While delivering those strong returns, since 2019 we've simultaneously raised investment in research and development by more than 20 percent, to $2.7 billion,[#] and capital investment by 35 percent to fuel sustained growth and impact.

Innovation

With R&D centers around the world, we are better able to tailor our products to the needs of local markets. And we augment our strong internal pipeline through our Ventures group, which has invested more than $200 million in a promising portfolio of new growth opportunities.

Together, these efforts have produced a strong long-term pipeline that delivered more than 150 new approvals, launches, line extensions, and treatment indications in 2024. Among the most notable were:

- *Advisor HD* Grid X Mapping Catheter, *Sensor Enabled*, to further support mapping of both pulsed field ablation and radiofrequency ablation cases
- *Assert IQ,* our Bluetooth®-enabled insertable cardiac monitor that provides physicians a new option for diagnostic evaluation and long-term monitoring of people experiencing abnormal heartbeats
- *AVEIR DR,* the world's first dual-chamber leadless pacemaker system, received CE Mark in Europe
- *Esprit BTK,* our first-of-its-kind resorbable scaffold for people with chronic limb-threatening ischemia below the knee
- *Femoston Mini,* a hormonal replacement therapy to treat postmenopausal symptoms and help prevent osteoporosis, launched in China
- *Liberta RC,* the world's smallest rechargeable deep brain stimulation system with remote programming to treat movement disorders
- *Lingo,* our biowearable device for consumers who are looking to improve their overall health and wellness
- *PROTALITY,* our new nutrition shake to support the growing number of adults interested in pursuing weight loss while maintaining muscle mass and good nutrition
- *TriClip,* our first-of-its kind device to repair leaky tricuspid heart valves

Last year, newly launched products contributed more than $1 billion to our sales; we expect to double that performance in 2025 and to maintain this level of pipeline productivity over the next five years.

BROADER BUSINESS, BRIGHTER FUTURE

DIVERSITY

by technology

- Cardiovascular
- Diabetes Care
- Diagnostics
- Medicines
- Neuromodulation
- Nutrition

DIVERSITY

by regions

- Africa
- Asia-Pacific
- Europe
- North America
- South America

DIVERSITY

by payer

- Consumers
- Insurers
- Governments

[§]Full-year gross margin as a percent of sales improved 60 basis points on a GAAP basis [#]Full-year R&D Expense on a GAAP basis for 2024 was $2.8 billion

Infrastructure

We're ensuring our ability to meet the future demand for these products with capital investments of $2.2 billion in 2024 around the world. In addition to opening our new Diabetes Care manufacturing facility in Kilkenny, Ireland, to support the robust growth of our world-leading continuous glucose monitoring business, we're building, expanding, and adding capacity in Mexico for electrophysiology products, in Colombia for biosimilars, in Ohio for nutrition products, and in Illinois and Texas for diagnostics.

We're also investing to strengthen our IT and digital infrastructure to ensure our ability to keep up with the fast-evolving technology landscape.

Community

The primary way Abbott helps to improve human and societal health is by creating new and better healthcare products and bringing them to people around the world. Our success in doing so also allows us to pursue the same goals in other ways. To offer just a few examples:

We donated over $53 million in cash and products to support humanitarian efforts in more than 50 countries.

We partnered with the Big Ten collegiate athletics conference to create and conduct The We Give Blood Drive to increase blood donation. In its first year, the drive generated almost 20,000 donations, enough to save nearly 60,000 lives.

We continued working to expand healthcare infrastructure and access in Tanzania. Our 25-year partnership with the Tanzanian government has created the country's first emergency medicine department, built a nationwide network of diagnostic labs, and helped to build livelihoods and advance education, among other efforts to strengthen communities.

We launched HeartMates, a program to provide support and community to people living with heart disease across the U.S.

And we invested more than $1 billion in healthcare and other employee benefits, helping ensure that our colleagues can be at their best, not only to fulfill Abbott's mission, but also to contribute to the life of their communities.

WHAT WE'RE HERE FOR

Abbott began as one physician hand-making better medicines for his own patients. From that noble inspiration grew a tradition — an organization, a business — that spread around the world and has helped make it a better place by decreasing human suffering and enriching human life.

Each year, some 2 billion lives are improved through Abbott products and technologies, and more still by the broader activity of our company and the ever-widening circle of benefits created by its success. And we aim to expand access to healthcare further still by making it easier to use, more available, and more affordable.

As a result, more people than ever before will be able to enjoy the benefits of the incredible advances that are revolutionizing human health, demonstrating the promise and the power of companies to change the world for the better. And Abbott will remain at the forefront, representing business at its public-spirited best, and helping people everywhere live fuller, healthier lives.

Abbott Proud,

ROBERT B. FORD
Chairman of the Board and Chief Executive Officer
March 3, 2025



VALUES BUILD VALUE

pioneering
INNOVATING IN ALL WE DO

achieving
DELIVERING FOR OUR STAKEHOLDERS

caring
FOCUSING ALWAYS ON OUR CUSTOMERS' NEEDS

enduring
LEADING FOR MORE THAN 135 YEARS

The Abbott we have built

Our diversified business model proved its power again in 2024. We grew organically across our businesses, meeting important healthcare needs and delivering for our stakeholders today, while positioning the company for long-term impact and success.

Delivering
now

Abbott's business breadth and market leadership have powered consistent growth and financial results year after year.

$32B → $42B

2019 SALES

2024 SALES

Abbott
CÁPSULAS
DUSPATALIN®
cloridrato de mebeverina 200mg
Contém 60 cápsulas de liberação prolongada
VIA ORAL - USO ADULTO
VENDA SOB PRESCRIÇÃO MÉDICA

~8%*

COMPOUNDED ORGANIC GROWTH, 2019–2024

>$25B

RETURNED TO SHAREHOLDERS

THROUGH BUYBACKS/DIVIDENDS 2019–2024

>400

CONSECUTIVE DIVIDENDS PAID

*On a GAAP basis, 2019-2024 annual growth rate of 6%. For full financial data and reconciliation of non-GAAP measures, please see Abbott's earnings releases at www.abbottinvestor.com

Designing what's next

CAPITAL INVESTMENT

2019	2024
$1.6B	→ $2.2B

INVESTMENTS IN MANUFACTURING CAPACITY, SUPPLY CHAIN, TECH ADVANCEMENTS

R&D INVESTMENT

2019	2024
$2.2B*	→ $2.7B*

INVESTMENTS IN NEW PRODUCT DEVELOPMENT

*Full-year R&D Expense on a GAAP basis for 2019 and 2024 was $2.4 billion and $2.8 billion, respectively
For full financial data and reconciliation of non-GAAP measures, please see Abbott's earnings releases at www.abbottinvestor.com

We've been building our infrastructure and R&D pipeline to sustain global leadership, organic growth, and positive impact on the health of billions of people around the world.



Lingo

Abbott's first continuous glucose monitoring system available without a prescription for people without diabetes.

>$1B

OF SALES FROM RECENTLY LAUNCHED PRODUCTS

IN 2024

~25%

NEW PRODUCT CONTRIBUTION

PROJECTED SALES IN FIRST 2 YEARS AFTER LAUNCH, THROUGH 2029

ABBOTT NOW

NEUROMODULATION

Advanced technologies to improve care for movement disorders and chronic pain.



Eterna SCS

Lasting relief with our smallest spinal cord stimulation (SCS) system yet.[8]


Abbott
Eterna SCS

Actual size.


Abbott

ABBOTT NEXT

NeuroSphere: An Integrated, Digital Future

Our digital-health ecosystem empowers patients with on-demand educational resources, real-time outcomes, and extended care beyond the walls of the clinic.

Abbott's chronic-pain and movement-disorder therapy solutions include radiofrequency ablation (RFA), spinal cord stimulation (SCS), dorsal root ganglion (DRG) stimulation and deep brain stimulation (DBS).

At the start of 2024, Abbott launched the *Liberta* RC DBS System, the smallest rechargeable DBS generator on the market to treat movement disorders.[1,2]

For Parkinson's disease and essential tremor, *Liberta* RC offers the longest time between charges of any DBS technology on the market, allowing people with movement disorders to recharge the device only 10 times a year.[3,4,5] Like *Liberta* RC, our *Infinity* DBS system also employs a directional lead that's capable of sending energy toward major therapeutic targets while reducing stimulation to areas that may create side effects. Both devices work with Abbott's proprietary *NeuroSphere* Virtual Clinic, which lets doctors remotely reprogram a patient's implant. Abbott has the only DBS IPGs capable of remote programming.[6]

And our *NeuroSphere* Digital Health App* helps people evaluate SCS or DRG therapy as they experience a new device and offers educational tools for DBS patients, helping doctors and patients have better-informed discussions.

Our SCS technologies for pain management include the *Eterna* spinal cord stimulation system, the world's smallest implantable, rechargeable SCS system.[7,8,9] *Eterna*, which is designed to reduce the need for recharging, requires as few as five recharges per year.[10,11,12,13]



Margaret Kohn

MAITLAND, FLORIDA, USA
LIBERTA **RC DBS**

Our *Liberta* RC deep brain stimulation (DBS) system helps keep the disruptive signals from Parkinson's disease at bay so Margaret can stay ready to return serve.

*Formerly called *NeuroSphere myPath*

From transcatheter and surgical valves to structural interventions, Abbott's Structural Heart device portfolio is the most comprehensive in the industry.

In April, Abbott received U.S. FDA approval for *TriClip*, the first-of-its-kind transcatheter edge-to-edge repair (TEER) device to repair leaky tricuspid heart valves. More than 1.6 million people in the U.S. are affected by tricuspid regurgitation. *TriClip* is now approved in more than 50 countries.

MitraClip is the world's first minimally invasive TEER therapy for primary and secondary mitral regurgitation.

Our transcatheter aortic valve implantation (TAVI) and surgical valve portfolios are designed to maximize key clinical outcomes and the possibilities for patient lifetime management of their heart-valve disease. In November, Abbott announced its first step toward a software-guided balloon-expandable TAVI system. The investigational system will complement our *Navitor* TAVI system for aortic stenosis. Approximately 9 percent of older Americans have aortic stenosis.

Navitor Vision, the latest addition to the *Navitor* TAVI system, recently launched in the U.S. It features advancements to reduce the risk of blood leakage around the implant.



ABBOTT NOW

STRUCTURAL HEART

The most comprehensive portfolio of devices designed to keep blood flowing.

Navitor Vision

Transcatheter Aortic Valve Implantation System

The *Amplatzer Amulet* offers immediate closure of the left atrial appendage in people with atrial fibrillation at risk of stroke without requiring blood-thinning medication.

The *Epic Max* aortic stented tissue valve is designed to help patients with more complex cases of aortic regurgitation or stenosis who cannot take blood-thinning medications.



TriClip

Tricuspid Valve
Repair Device

Knud Kjeldgaard

**GRAESTED,
HOVEDSTADEN, DENMARK**
NAVITOR VISION

After having his *Navitor Vision* transcatheter aortic valve implantation (TAVI) device inserted at Rigshospitalet Copenhagen, Knud has remained active and engaged, including with his kayak club.

ABBOTT NEXT

Advancing Innovation

Abbott continues to innovate in stroke prevention with its next-generation left atrial appendage occluder for patients with atrial fibrillation, which is being studied in the VERITAS trial.

With innovative additions to our portfolio and new trials for next-gen rhythm disorder technologies, Abbott's Electrophysiology business continues to deliver strong growth.

Atrial fibrillation (AFib) — the most common type of arrhythmia, or irregular heartbeat — impacts more than 37 million people worldwide. That number is expected to grow to more than 60 million by 2050.

From implantable monitors to sophisticated mapping systems, Abbott devices generate complex data sets that help doctors treat this condition more effectively.

In September, we completed enrollment for our VOLT-AF IDE trial to evaluate our pulsed field ablation (PFA) system for treating patients with heart rhythm disorders such as AFib. PFA uses high-energy electrical pulses for ablation procedures. Our *Volt* PFA System is designed to overcome limitations of first-generation PFA systems by providing a clearer indication of contact between the *Volt* PFA Catheter and targeted tissue.

Our *Advisor HD* Mapping Catheter uses a first-of-its-kind electrode configuration to create more-highly detailed maps of the heart.

Our best-in-class cardiac-mapping system, *EnSite X*, allows doctors to diagnose a wide range of arrhythmias. *EnSite X* features a screen that displays 3D images of the heart and its activity in real time, helping a doctor find the specific tissue that's causing the heart to beat irregularly.

Our *TactiFlex* ablation catheter, *Sensor Enabled*, is the world's first ablation catheter designed with a unique flexible electrode tip and contact-force sensing.



ABBOTT NOW

ELECTROPHYSIOLOGY

A growing portfolio of cutting-edge technologies for the treatment of atrial fibrillation.

ABBOTT NEXT

Volt: Advancing Pulsed Field Ablation Solutions

The *Volt* PFA System uses high-energy electrical pulses to destroy cells causing abnormal heart rhythms, while reducing the risk of damaging adjacent tissue.



Dr. Jun Kishihara and Ryo

AIKAWA, KANAGAWA PREFECTURE, JAPAN
ENSITE X

As the Director of Medicine in the Department of Cardiology and Vascular Medicine at Kitasato University Hospital, Dr. Kishihara depends on Abbott's *EnSite X* mapping system when he's treating his patients' atrial fibrillation. And when he needed help getting his own heart back in rhythm, his doctors counted on *EnSite X*, too.

EnSite X System

Next-generation 3D mapping platform

ABBOTT NOW

VASCULAR

Expanding our comprehensive portfolio of devices to optimize vascular interventions.

Esprit BTK

The only below-the-knee device that delivers its drug, provides support, and leaves nothing behind.[1]



ABBOTT NEXT

Leveraging Abbott Leadership

Abbott will continue to expand its portfolio of market-leading stents, diagnostic and imaging devices, cutting-edge atherectomy systems, and vascular-closure devices.



OPTIS Next Imaging Systems

More than 20 million people in the U.S. are living with peripheral artery disease (PAD). Until 2024, there had been limited treatment options. That changed with the U.S. FDA approval of Abbott's breakthrough, first-of-its-kind *Esprit* BTK drug-eluting resorbable scaffold, which dissolves over time and leaves nothing behind[1] after it has opened blocked arteries below the knee, offering a clear advantage in limb preservation.[2]

Our Vascular Care portfolio also includes drug-eluting stents like our next-generation *XIENCE Skypoint*, which allows treatment of larger blood vessels and longer lesions.

With more than 20 million implants and studies in 120-plus clinical trials, *XIENCE* stents provide consistent long-term safety data, allowing interventional cardiologists to achieve positive results.

Our *OPTIS Next* Imaging Systems use optical coherence tomography (OCT) to capture hundreds of micron-level resolution images on the inside of the artery. These images are then analyzed by our AI-powered *Ultreon* 2.0 imaging and physiology software, providing automatic insights to optimize treatment for every patient.

Our *Perclose* family of vascular closure systems includes our latest generation *Perclose* ProStyle, which delivers a surgical suture to femoral access sites enabling rapid repair of blood vessels, early return to movement, and same-day discharge of patients after procedures.

Our leading atherectomy system, *Diamondback 360*, prepares vessels for angioplasty or stenting to restore blood flow.



Paul Kolbe

TITUSVILLE, FLORIDA, USA
ESPRIT BTK

The *Esprit* BTK bioresorbable scaffold system helps treat chronic limb-threatening ischemia for people like Paul, and clinical trial data show long-term effectiveness for people with the most severe form of peripheral artery disease (PAD) below the knee (BTK), with fewer repeat procedures at two years.

With enhanced connectivity and expanded approvals, our life-changing leadless and transvenous pacemaker technologies deliver personalized care from diagnosis to ongoing care, giving Abbott's Cardiac Rhythm Management portfolio the capability to help millions more around the world.

Our first-of-its-kind *AVEIR* DR Dual Chamber Leadless Pacemaker (LP) System received CE Mark in June, expanding treatment options for people in Europe living with abnormal heart rhythms. *AVEIR* DR LP System is composed of two unique devices: One that paces the right ventricle (*AVEIR* VR) and one that paces the right atrium (*AVEIR* AR). They're roughly one-tenth the size of a traditional pacemaker and smaller than a AAA battery. The devices communicate through our proprietary *i2i* system. The *AVEIR* system is also

designed to be easily retrievable, should a patient's therapy needs change.

Our implantable cardioverter defibrillators (ICD) are designed to continuously monitor patients' heart rhythms and detect irregular heartbeats, delivering electrical signals and controlled shocks to restore a normal heart rhythm when necessary.

These devices are setting the standard for patient care through new algorithms and technology intended to improve patient safety and therapy assurance. This portfolio includes the *Entrant* ICD, which offers non-invasive programming options and wireless remote monitoring with our *Merlin@home* transmitter; and *Gallant* ICD, which combines built-in smartphone connectivity with intuitive programming to help doctors meet patients' changing needs.



ABBOTT NOW

CARDIAC RHYTHM MANAGEMENT

Building on our leadership with innovative solutions for managing abnormal heart rhythms.

Upgradable and Connected, as You Need

Designed to be upgradable from single- to dual-chamber therapy, the *AVEIR* system removes pocket- and lead-related complications, and visible scarring. It can also be retrieved at the end of service.



AVEIR DR

Our Dual Chamber Leadless Pacemaker (LP) System is the first of its kind to provide beat-to-beat synchrony between the chambers of the heart.



Karen Pekowitz

WELLESLEY, MASSACHUSETTS, USA
***AVEIR* DR DUAL CHAMBER
LEADLESS PACEMAKER (LP) SYSTEM**

Karen, a teacher near Boston, relies on her *AVEIR* DR dual-chamber leadless pacemaker to keep her heart functioning as it should so she can be there for her students.

HEART FAILURE MANAGEMENT

Solutions for every stage of heart failure, from the earliest to the most advanced.



Kurt-Josef Müller

FULDA, HESSE, GERMANY
HEARTMATE 3

Our *HeartMate 3* LVAD (left ventricular assist device) has been Kurt-Josef's companion for a decade, helping his heart do its job and enabling him to continue his cross-continent adventures.

There are not enough donor hearts for the nearly 26 million people around the world who suffer from heart failure. Our industry-leading portfolio increases patients' quality and length of life until a new heart is available.

In October, Abbott announced a first-of-its-kind clinical trial designed to identify high-risk heart failure patients who could benefit from receiving a life-saving *HeartMate 3* left ventricular assist device (LVAD, or heart pump) earlier, lowering mortality rates and raising quality of life.

Our various cardiac resynchronization therapy (CRT) devices are proven clinical treatments for heart failure management that can be tailored to patients' needs in all stages of therapy.

These devices can communicate with Abbott's *Merlin@home* system to facilitate efficient remote care management of patients, complementing or replacing in-clinic visits with remote patient transmissions.

In addition to helping people with chronic heart disease, our *CentriMag* circulatory support system was a life-saving option during the COVID-19 pandemic for thousands of patients who required respiratory and circulatory support as they battled the disease. *CentriMag* is approved by the FDA for longer-term life support.


2

ABBOTT NEXT

TEAM-HF Trial — Saving Lives Sooner

The TEAM-HF trial will help identify objective criteria among people who are earlier in their heart failure progression, when treatment can be more effective.

HeartMate 3 LVAD

Our proprietary *Full MagLev* flow technology reduces trauma to the blood as it passes through the pump.



Abbott's world-leading[1,2] *FreeStyle Libre* technology has revolutionized the way nearly 7 million people across more than 60 countries manage their diabetes.[1]

Our commitment to innovation has made Abbott the global leader in continuous glucose monitoring (CGM).[1] We designed our *FreeStyle Libre* portfolio with access and affordability in mind from the start to make it widely available to all people living with diabetes who could benefit from using this life-changing technology.

Our *FreeStyle Libre* systems let people see their glucose levels in real time so they can make more confident choices[3,4], and lower their hemoglobin A1C (a measure of glucose levels) over time.[3,5]

Our commitment to innovation led to the introduction of two new sensors in 2024: the *FreeStyle Libre 2* Plus and the *FreeStyle Libre 3* Plus. These sensors are indicated for use by people 2 years and older, can be worn for up to 15 days, and can work with automated insulin delivery (AID) systems.

Over the past two years, Abbott has entered into partnerships that enable consumers to connect our *FreeStyle Libre 2* Plus or *FreeStyle Libre 3* Plus sensors to four different AID systems worldwide.



ABBOTT NOW

DIABETES CARE

Helping people live life with diabetes — on their own terms.



Dual Glucose-Ketone Sensor

Combining glucose- and ketone-sensing capabilities into a single sensor can be especially important for people with diabetes who are at higher risk of developing diabetic ketoacidosis, a potentially life-threatening condition.

Trinity Lindblade

WALKERSVILLE, MARYLAND, USA
FREESTYLE LIBRE 3 **SYSTEM**

As a college student and basketball player, Trinity depends on her *FreeStyle Libre 3* system to keep her ready to go. It's the world's smallest, thinnest, and most discreet sensor.[1,6]



FreeStyle Libre 3 system

Lets people see their glucose levels in real time to make more confident choices.[3,4]

For illustrative purposes only. Not actual patient data.

23

Lingo: The future of wearable health tech for a deeper connection to your body.

BIOWEARABLES

Serena Williams and Alexis Ohanian

LOS ANGELES, CALIFORNIA, USA
LINGO

The power couple – an all-time tennis great and a tech entrepreneur – count on *Lingo* to track their individual glucose responses, gaining insights and learning as they eat their favorite meals.

The technology that powers our *FreeStyle Libre* portfolio of continuous glucose monitors — the best-selling medical device in history — became available in 2024 to U.S. consumers without diabetes through *Lingo,* an over-the-counter CGM system. *Lingo* is Abbott's first biowearable cleared by the FDA for consumers 18 years and older, not on insulin, and looking to improve their overall health and wellness.

Lingo, which is available without a prescription, tracks glucose and provides real-time insights, based on the user's body's reaction to nutrition, exercise and life's daily stressors.

The *Lingo* system includes a biosensor and a mobile app that work together to help users understand their unique glucose responses.

Lingo employs science to help users discover which foods work for their bodies, and which ones don't.

Lingo's coaching program helps people see the connections between their food choices and glucose data, and create healthier habits over time.

By better understanding glucose trends, users can build healthy habits to manage weight, improve sleep and energy, and retrain their metabolism over time.







Lingo

The biosensor tracks glucose and the app gives a real-time view, with insights and education.

For illustrative purposes only. Not actual patient data. Not actual size.



ABBOTT NEXT

Metabolic Health in Your Hands

Metabolic health is a lot to unpack. *Lingo* streamlines the science, so you not only learn what works for you, but why.

NUTRITION

Science-based nutrition to support the growth, health, and wellness of people at every stage of life.

For a century, Abbott's science-based nutrition has been designed to benefit people at every age and stage of life, from infancy through adulthood.

Abbott helped create a new category of nutrition product more than 50 years ago with the introduction of *Ensure*, the No. 1 doctor-recommended oral nutrition supplement brand, encompassing a full line that includes pre- and post-surgery drinks specifically formulated to support recovery. In 2024, sales of *Ensure* products were more than $3 billion.

Abbott's portfolio of specialty nutrition products benefits people facing a variety of conditions with nutritional needs, including:



Caili and Evie Elwell

GRAY, MAINE , USA
ELECARE

When Evie was an infant, food could be downright scary given her allergies, which included peanuts, eggs, tree nuts, milk, and soy, among others. Her mother, Caili, counted on Abbott's *EleCare* amino-acid-based infant formula to support Evie's nutrition.

- *Glucerna* products: Made with *CARBSTEADY*, a unique blend of low-glycemic carbohydrates that helps minimize blood-sugar spikes for people with diabetes
- *Nepro*: Helps replace protein lost during dialysis
- *Juven*: specialized nutrition to support wound healing

In August, we announced our *Pure Bliss by Similac* infant formula line that includes USDA Certified Organic options, in addition to *Pure Bliss by Similac Irish Farms*, a European-made infant formula that starts with fresh milk from cows in Ireland. These offerings give parents additional options that are backed by Abbott's century of experience providing high-quality, complete infant nutrition.

Abbott's market-leading *Similac* line of infant formulas is the foundation of our pediatric nutrition business. *Similac 360 Total Care's* exclusive blend of 5 HMO prebiotics makes it our closest yet to breast milk. We also offer a variety of amino-acid-based formulas for children and adults living with food allergies, gastrointestinal disorders, and inborn errors of metabolism.

PediaSure's macro- and micronutrients help children with, or at risk for, undernutrition catch up on growth, and has long been the market-leading nutritional supplement for children.

Pedialyte helps people of all ages replace fluids and electrolytes they've lost due to mild-to-moderate dehydration. It's the No. 1 doctor-recommended brand.



ABBOTT NEXT

Hydration When You Need It

Whatever the cause of mild-to-moderate dehydration, *Pedialyte* helps you rehydrate and feel better fast. And we're continuing to innovate our *Pedialyte* portfolio to meet consumers' needs.


#1 DOCTOR RECOMMENDED BRAND FOR HYDRATION
Abbott
ELECTROLYTE POWDER
Pedialyte
FAST HYDRATION
2X
ELECTROLYTES AND 1/2 SUGAR
APPLE

Innovative products designed for every stage of life


PediaSure Peptide
OVER 70% MORE!
Similac
360 Total Care
EleCare
Amino Acid-Based Powder Infant Formula with Iron
Ensure Original
Ensure PLUS
Ensure PLUS HIGH PROTEIN
Ensure MAX PROTEIN
Ensure COMPLETE
PROTALITY ADVANCE

MEDICINES

A growing array of medicines and therapies to transform the quality of healthcare.

Hugo Rojas
BOGOTÁ, D.C., COLOMBIA
ABXEDA **(BEVACIZUMAB)**

Hugo's colon cancer was treated with Abbott's biosimilar *Abxeda* (Bevacizumab). He is now cancer-free and living his best life with his family, including his grandchildren.



Every day, more than 60 million people around the world benefit from Abbott medicines and services. Abbott's understanding of the specific health challenges and needs of local communities in emerging markets helps us deliver insight-driven innovation that builds on Abbott's trusted global brand. Our portfolio is focused in important treatment areas like:

- Gastroenterology: Including enzyme deficiencies and digestive disorders
- Women's health: Addressing hormonal imbalances and other women's health issues
- Cardiometabolic: For managing cholesterol levels and cardiovascular health
- Primary care: General health, including antibiotics, flu vaccines, and anti-inflammatory remedies

In 2024, we expanded our biosimilars portfolio in oncology, women's health, and immunology through strategic partnerships. With launches starting in 2025, our broadened range of biosimilars will enhance access to high-quality biologics to deliver cutting-edge treatment options to more people.

Our patient-focused services include *a:care*, our digital initiative developed with behavioral science and technology, giving patients and healthcare providers tools, tips, and resources to build healthier habits. These tools can help improve how people manage their health, improving interactions between patients and healthcare professionals and helping reduce healthcare costs.



ABBOTT NEXT

Biosimilars: Improving Global Access

Biosimilars — or biologic medicines — have greatly improved treatment for some of the hardest-to-treat diseases, including many types of cancer, and have reduced costs for patients and healthcare systems.

Bevacizumab

Treatment for cancer

From healthcare providers in clinical settings to consumers testing at home, Abbott's range of rapid testing solutions are industry leaders.

Our *i-STAT* TBI test using whole blood was cleared by the FDA in 2024 to aid in the evaluation of patients 18 and older with suspected mild traumatic brain injury at the point of care. Producing lab-quality results in 15 minutes, the test can be used by healthcare professionals to help evaluate patients up to 24 hours after injury, providing results bedside in the emergency room, and allowing use in urgent-care clinics and other healthcare settings outside the hospital.

Our *ID NOW* benchtop analyzer — a rapid, instrument-based, isothermal system — has continued to accelerate Abbott's strategy of decentralizing testing by offering reliable, near-patient testing that reduces overall healthcare costs.

Our rapid diagnostics portfolio also includes *Piccolo Xpress*, the only portable diagnostic analyzer to offer a full complement of CLIA-waived blood chemistry tests at the point of care; *Afinion 2*, a compact, rapid, multi-assay analyzer; and the *Cholestech LDX* analyzer, which empowers healthcare professionals and patients with a complete lipid profile and glucose level in just five minutes per test cassette.

For COVID-19, Abbott's *BinaxNOW* (the No. 1 self-test in the U.S.) and *Panbio* tests continue to be world leaders for at-home COVID testing, having been used more than 3 billion times around the world since their development in 2020. Another rapid test, our *Panbio HIV Self Test*, empowers people to proactively know their HIV status and live fuller lives through earlier diagnosis and treatment.



ABBOTT NOW

RAPID DIAGNOSTICS

Abbott is working to ensure diagnostic testing is available wherever people need care.

i-STAT TBI

Measures biomarkers associated with brain injury in the blood stream.

ABBOTT NEXT

Bringing the Future Home

With regular testing at home, families around the world can know their status so they can take actions to help stop the spread of illness.

Abbott
CONTROL
SAMPLE
BinaxNOW
STREPTOCOCCUS
PNEUMONIAE

Charlotte Radek

CHICAGO, ILLINOIS, USA
***ID NOW* STREP A 2**

When Charlotte came down with a cough and fever, her mom, Stephanie, was grateful that Charlotte's doctor could quickly determine exactly what ailed her. With rapid molecular tests on the *ID NOW* platform, results are available in just minutes and in more point-of-care locations, helping people make health decisions sooner, to reduce the spread of illnesses like strep and RSV.

Abbott's market-leading diagnostic tests, instruments, and informatics systems deliver crucial information to help guide decision-making for hundreds of health conditions — from heart attacks to blood disorders to infectious diseases and cancers.

Our customized, scalable solutions help laboratories maximize precious space to improve throughput and productivity in diagnostic labs.

Abbott systems and tests screen more than 50 percent of the world's blood and plasma supply. In 2024, we began a partnership with the Big Ten collegiate athletics conference to raise awareness and increase blood donations that will help save thousands of lives.

Our *Alinity* portfolio of harmonized diagnostic systems includes:

• The *Alinity ci* series, which integrates clinical chemistry and immunoassay testing to help maximize operational efficiency.

• The *Alinity m* family, which includes molecular screening for the human papillomavirus, or HPV, adding a powerful cervical-cancer screening tool.

• The *AlinIQ,* Abbott's suite of digital health solutions that help labs uncover intelligent insights and operational productivity from the data they generate.

• And the *Alinity s,* our purpose-built instrument for blood and plasma screening, which allows laboratory staff to process more samples with less effort, greater consistency, and increased control, leading to a more productive blood- and plasma-screening process.



ABBOTT NOW

LABORATORY DIAGNOSTICS

Customized, scalable solutions improving throughput and productivity in diagnostic labs.



Maggie Schmidt

**MILWAUKEE, WISCONSIN, USA
BLOOD DONATION WITH
MIXED REALITY**

With the world's blood supply under constant pressure, it's important for everyone to donate, especially younger people like Maggie. Abbott's immersive mixed-reality digital experience is designed to attract new and younger donors.



ABBOTT NEXT

Alinity: Expanding Our Base

By streamlining critical interactions among individuals, systems, and information, Abbott is enabling health professionals to redefine performance in laboratories.

＋ EXPANDING TEST MENUS

＋ LAUNCHING NEW SYSTEMS

＋ INCREASING CAPACITY

＋ ENHANCING EFFICIENCY AND PRODUCTIVITY

Passion and purpose

THE WE GIVE BLOOD DRIVE

NEARLY

20,000 donations

OUR PARTNERSHIP WITH THE BIG TEN COLLEGIATE ATHLETICS CONFERENCE HELPED STRENGTHEN THE U.S. BLOOD SUPPLY

>$53M

in cash and products to support global humanitarian efforts in more than 50 countries

"Abbott Proud" expresses our enthusiasm for helping people live their best, healthiest lives. We're here — all of us — to do great things and, above all, the *right* thing.

HEARTMATES

2024

800
teammates

Abbott is helping build a community of support for people and caregivers impacted by heart conditions



1.3M

Patients who have received emergency medical care thanks to Abbott's efforts to help build healthcare infrastructure in Tanzania

2024 Financial Report

CONSOLIDATED STATEMENT OF EARNINGS

(in millions except per share data)

Year Ended December 31	2024	2023	2022
Net Sales	$41,950	$40,109	$43,653
Cost of products sold, excluding amortization of intangible assets	18,706	17,975	19,142
Amortization of intangible assets	1,878	1,966	2,013
Research and development	2,844	2,741	2,888
Selling, general and administrative	11,697	10,949	11,248
Total Operating Cost and Expenses	35,125	33,631	35,291
Operating Earnings	6,825	6,478	8,362
Interest expense	559	637	558
Interest income	(344)	(385)	(183)
Net foreign exchange (gain) loss	(27)	41	2
Other (income) expense, net	(376)	(479)	(321)
Earnings before Taxes	7,013	6,664	8,306
Taxes on Earnings	(6,389)	941	1,373
Net Earnings	$13,402	$ 5,723	$ 6,933
Basic Earnings Per Common Share	$ 7.67	$ 3.28	$ 3.94
Diluted Earnings Per Common Share	$ 7.64	$ 3.26	$ 3.91
Average Number of Common Shares Outstanding Used for Basic Earnings Per Common Share	1,740	1,740	1,753
Dilutive Common Stock Options	8	9	11
Average Number of Common Shares Outstanding Plus Dilutive Common Stock Options	1,748	1,749	1,764
Outstanding Common Stock Options Having No Dilutive Effect	7	5	3

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions)

Year Ended December 31	2024	2023	2022
Net Earnings	$13,402	$ 5,723	$ 6,933
Foreign currency translation gain (loss) adjustments	(1,001)	229	(894)
Net actuarial gains (losses) and prior service cost and credits and amortization of net actuarial losses and prior service cost and credits, net of taxes of $228 in 2024, $31 in 2023 and $330 in 2022	765	117	1,177
Net gains (losses) on derivative instruments designated as cash flow hedges, net of taxes of $48 in 2024, $(66) in 2023 and $11 in 2022	169	(134)	40
Other Comprehensive Income (Loss)	(67)	212	323
Comprehensive Income	$13,335	$ 5,935	$ 7,256
Supplemental Accumulated Other Comprehensive Income (Loss) Information, net of tax as of December 31:			
Cumulative foreign currency translation (loss) adjustments	$ (7,505)	$(6,504)	$(6,733)
Net actuarial (losses) and prior service (cost) and credits	(611)	(1,376)	(1,493)
Cumulative gains (losses) on derivative instruments designated as cash flow hedges	210	41	175
Accumulated other comprehensive income (loss)	$ (7,906)	$(7,839)	$(8,051)

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

Year Ended December 31	2024	2023	2022
Cash Flow From (Used in) Operating Activities:			
Net earnings	$13,402	$ 5,723	$ 6,933
Adjustments to reconcile earnings to net cash from operating activities —			
Depreciation	1,340	1,277	1,254
Amortization of intangible assets	1,878	1,966	2,013
Share-based compensation	673	644	685
Investing and financing losses, net	482	126	215
Trade receivables	(691)	(356)	(68)
Inventories	(58)	(232)	(1,413)
Prepaid expenses and other assets	(796)	(542)	(75)
Trade accounts payable and other liabilities	356	(760)	420
Income taxes	(8,028)	(585)	(383)
Net Cash From Operating Activities	8,558	7,261	9,581
Cash Flow From (Used in) Investing Activities:			
Acquisitions of property and equipment	(2,207)	(2,202)	(1,777)
Acquisitions of businesses and technologies, net of cash acquired	—	(877)	—
Proceeds from business dispositions	1	40	48
Purchases of investment securities	(169)	(159)	(185)
Proceeds from sales of investment securities	28	43	152
Other	9	22	22
Net Cash From (Used in) Investing Activities	(2,338)	(3,133)	(1,740)
Cash Flow From (Used in) Financing Activities:			
Proceeds from issuance of (repayments of) short-term debt, net and other	(100)	21	47
Proceeds from issuance of long-term debt and debt with maturities over 3 months	223	2	7
Repayments of long-term debt and debt with maturities over 3 months	(660)	(2,498)	(753)
Purchases of common shares	(1,295)	(1,227)	(3,795)
Proceeds from stock options exercised	264	167	167
Dividends paid	(3,836)	(3,556)	(3,309)
Net Cash From (Used in) Financing Activities	(5,404)	(7,091)	(7,636)
Effect of exchange rate changes on cash and cash equivalents	(96)	(23)	(122)
Net Increase (Decrease) in Cash and Cash Equivalents	720	(2,986)	83
Cash and Cash Equivalents, Beginning of Year	6,896	9,882	9,799
Cash and Cash Equivalents, End of Year	$7,616	$6,896	$ 9,882
Supplemental Cash Flow Information:			
Income taxes paid	$1,723	$1,475	$ 1,864
Interest paid	604	662	563

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

(dollars in millions)

December 31	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 7,616	$ 6,896
Investments, primarily bank time deposits and U.S. treasury bills	351	383
Trade receivables, less allowances of — 2024: $439; 2023: $444	6,925	6,565
Inventories:		
Finished products	3,700	3,946
Work in process	840	807
Materials	1,654	1,817
Total inventories	6,194	6,570
Other prepaid expenses and receivables	2,570	2,256
Total current assets	23,656	22,670
Investments	886	799
Property and equipment, at cost:		
Land	528	529
Buildings	4,207	4,161
Equipment	15,517	15,179
Construction in progress	2,488	2,064
	22,740	21,933
Less: accumulated depreciation and amortization	12,082	11,779
Net property and equipment	10,658	10,154
Intangible assets, net of amortization	6,647	8,815
Goodwill	23,108	23,679
Deferred income taxes and other assets	16,459	7,097
	$81,414	$73,214

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

(dollars in millions)

December 31	2024	2023
Liabilities and Shareholders' Investment		
Current liabilities:		
Trade accounts payable	$ 4,195	$ 4,295
Salaries, wages and commissions	1,701	1,597
Other accrued liabilities	5,143	5,422
Dividends payable	1,024	955
Income taxes payable	594	492
Current portion of long-term debt	1,500	1,080
Total current liabilities	14,157	13,841
Long-term debt	12,625	13,599
Post-employment obligations and other long-term liabilities	6,731	6,947
Commitments and contingencies		
Shareholders' investment:		
Preferred shares, one dollar par value Authorized — 1,000,000 shares, none issued	—	—
Common shares, without par value Authorized — 2,400,000,000 shares		
Issued at stated capital amount — Shares: 2024: 1,991,472,630; 2023: 1,987,883,852	25,153	24,869
Common shares held in treasury, at cost — Shares: 2024: 259,774,639; 2023: 253,807,494	(16,844)	(15,981)
Earnings employed in the business	47,261	37,554
Accumulated other comprehensive income (loss)	(7,906)	(7,839)
Total Abbott Shareholders' Investment	47,664	38,603
Noncontrolling interests in subsidiaries	237	224
Total Shareholders' Investment	47,901	38,827
	$ 81,414	$ 73,214

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

(in millions except shares and per share data)

Year Ended December 31	2024	2023	2022
Common Shares:			
Beginning of Year			
Shares: 2024: 1,987,883,852; 2023: 1,986,519,278; 2022: 1,985,273,421	$ 24,869	$ 24,709	$ 24,470
Issued under incentive stock programs			
Shares: 2024: 3,588,778; 2023: 1,364,574; 2022: 1,245,857	173	66	72
Share-based compensation	673	646	687
Issuance of restricted stock awards	(562)	(552)	(520)
End of Year			
Shares: 2024: 1,991,472,630; 2023: 1,987,883,852; 2022: 1,986,519,278	$ 25,153	$ 24,869	$ 24,709
Common Shares Held in Treasury:			
Beginning of Year			
Shares: 2024: 253,807,494; 2023: 248,724,257; 2022: 221,191,228	$(15,981)	$(15,229)	$(11,822)
Issued under incentive stock programs			
Shares: 2024: 4,423,897; 2023: 4,881,031; 2022: 4,980,202	280	297	269
Purchased			
Shares: 2024: 10,391,042; 2023: 9,964,268; 2022: 32,513,231	(1,143)	(1,049)	(3,676)
End of Year			
Shares: 2024: 259,774,639; 2023: 253,807,494; 2022: 248,724,257	$(16,844)	$(15,981)	$(15,229)
Earnings Employed in the Business:			
Beginning of Year	$ 37,554	$ 35,257	$ 31,528
Net earnings	13,402	5,723	6,933
Cash dividends declared on common shares			
(per share — 2024: $2.24; 2023: $2.08; 2022: $1.92)	(3,904)	(3,625)	(3,365)
Effect of common and treasury share transactions	209	199	161
End of Year	$ 47,261	$ 37,554	$ 35,257
Accumulated Other Comprehensive Income (Loss):			
Beginning of Year	$ (7,839)	$ (8,051)	$ (8,374)
Other comprehensive income (loss)	(67)	212	323
End of Year	$ (7,906)	$ (7,839)	$ (8,051)
Noncontrolling Interests in Subsidiaries:			
Beginning of Year	$ 224	$ 219	$ 222
Noncontrolling Interests' share of income, net of distributions and share repurchases	13	5	(3)
End of Year	$ 237	$ 224	$ 219

The accompanying notes to consolidated financial statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products.

Basis of Consolidation — The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions.

Use of Estimates — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension and other post-employment benefits, valuation of intangible assets, litigation, derivative financial instruments, and inventory and accounts receivable exposures.

Foreign Currency Translation — The statements of earnings of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using average exchange rates for the period. The net assets of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using exchange rates as of the balance sheet date. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in equity as a component of Accumulated other comprehensive income (loss). Transaction gains and losses are recorded on the Net foreign exchange (gain) loss line of the Consolidated Statement of Earnings.

Revenue Recognition — Revenue from product sales is recognized upon the transfer of control, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. In certain Abbott businesses, primarily within diagnostics, Abbott participates in selling arrangements that include multiple performance obligations (e.g., instruments, reagents, procedures, and service agreements). The total transaction price of the contract is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

Income Taxes — Deferred income taxes are provided for the tax effect of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax related to the U.S. Tax Cuts and Jobs Act (TCJA), or any additional outside basis differences that exist, as these amounts continue to be indefinitely reinvested in foreign operations. The TCJA subjects taxpayers to tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. Abbott treats the

GILTI tax as a period expense and provides for the tax in the year that the tax is incurred. Interest and penalties on income tax obligations are included in taxes on earnings.

Earnings Per Share — Unvested restricted stock units and awards that contain non-forfeitable rights to dividends are treated as participating securities and are included in the computation of earnings per share under the two-class method. Under the two-class method, net earnings are allocated between common shares and participating securities. Net earnings allocated to common shares in 2024, 2023 and 2022 were $13.351 billion, $5.701 billion and $6.905 billion, respectively.

Pension and Post-Employment Benefits — Abbott accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. Differences between the expected long-term return on plan assets and the actual return are amortized over a five-year period. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method.

Fair Value Measurements — For assets and liabilities that are measured using quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model. Purchased intangible assets are recorded at fair value. The fair value of significant purchased intangible assets is based on independent appraisals. Abbott uses a discounted cash flow model to value intangible assets. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. Intangible assets are reviewed for impairment on a quarterly basis. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually.

Share-Based Compensation — The fair value of stock options and restricted stock awards and units are amortized over their requisite service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense.

Litigation — Abbott accounts for litigation losses in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Legal fees are recorded as incurred.

Cash, Cash Equivalents and Investments — Cash equivalents consist of bank time deposits, U.S. government securities, money market funds and U.S. treasury bills with original maturities of three months or less. Abbott holds certain investments with a carrying value of $139 million that are accounted for under the equity method of accounting. Investments held in a rabbi trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and investments in publicly traded equity securities are recorded at fair value and changes in fair value are recorded in earnings. Investments in equity securities that are not traded on public stock exchanges are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Trade Receivable Valuations — Accounts receivable are stated at the net amount expected to be collected. The allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the accounts receivable. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances. Accounts receivable are charged off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories — Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Cost includes material and conversion costs.

Property and Equipment — Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years
Equipment	2 to 20 years

Product Liability — Abbott accrues for product liability claims when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Product liability losses are self-insured.

Research and Development Costs — Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Acquired In-Process and Collaborations Research and Development (IPR&D) — The initial costs of rights to IPR&D projects obtained in an asset acquisition are expensed as IPR&D unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical or medical device products. The fair value of IPR&D projects acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets until completed and are then amortized over the remaining useful life. Collaborations are not significant.

Concentration Of Risk and Guarantees — Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products or geographic locations. Product warranties are not significant.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

NOTE 2 — NEW ACCOUNTING STANDARDS

RECENTLY ADOPTED ACCOUNTING STANDARDS

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands the breadth and frequency of required segment disclosures. The guidance is required to be applied retrospectively to all periods presented in the financial statements. Abbott adopted the standard on January 1, 2024. The new standard did not have an impact on Abbott's consolidated financial statements, but required additional disclosures, retrospectively applied to all periods presented in Note 16 — Segment and geographic area information.

In September 2022, the FASB issued Accounting Standards Update (ASU) 2022-04, *Disclosure of Supplier Finance Program Obligations*, which requires an entity to report information about its supplier finance program. Abbott adopted the standard on January 1, 2023. The new standard did not have an impact on Abbott's consolidated financial statements.

RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

In November 2024, the FASB issued ASU 2024-03, *Income Statement (Subtopic 220-40): Reporting Comprehensive Income — Expense Disaggregation Disclosures*, which requires an entity to disclose on an annual and interim basis, disaggregated information about specific income statement expense categories. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for Abbott for full year 2027 reporting. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires an entity to disclose annually additional information related to the company's income tax rate reconciliation and income taxes paid during the period. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for Abbott for full year 2025 reporting. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

NOTE 3 — REVENUE

Abbott's revenues are derived primarily from the sale of a broad line of health care products under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and foreign currency translation impacts the measurement of net sales and costs. Abbott's products are generally sold directly to retailers, wholesalers, distributors, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. Abbott has four reportable segments: Established Pharmaceutical Products, Diagnostic Products, Nutritional Products, and Medical Devices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide detail by sales category:

(in millions)	2024 U.S.	2024 Int'l	2024 Total	2023 U.S.	2023 Int'l	2023 Total	2022 U.S.	2022 Int'l	2022 Total
Established Pharmaceutical Products —									
Key Emerging Markets	$ —	$ 3,858	$ 3,858	$ —	$ 3,807	$ 3,807	$ —	$ 3,766	$ 3,766
Other	—	1,336	1,336	—	1,259	1,259	—	1,146	1,146
Total	—	5,194	5,194	—	5,066	5,066	—	4,912	4,912
Nutritional Products —									
Pediatric Nutritionals	2,208	1,815	4,023	1,977	1,957	3,934	1,562	1,919	3,481
Adult Nutritionals	1,481	2,909	4,390	1,436	2,784	4,220	1,357	2,621	3,978
Total	3,689	4,724	8,413	3,413	4,741	8,154	2,919	4,540	7,459
Diagnostic Products —									
Core Laboratory	1,332	3,903	5,235	1,243	3,916	5,159	1,137	3,751	4,888
Molecular	150	371	521	172	402	574	370	625	995
Point of Care	408	180	588	396	169	565	372	153	525
Rapid Diagnostics	1,940	1,057	2,997	2,518	1,172	3,690	6,652	3,409	10,061
Total	3,830	5,511	9,341	4,329	5,659	9,988	8,531	7,938	16,469
Medical Devices —									
Rhythm Management	1,154	1,236	2,390	1,085	1,170	2,255	1,029	1,090	2,119
Electrophysiology	1,141	1,326	2,467	1,008	1,187	2,195	909	1,018	1,927
Heart Failure	986	293	1,279	888	273	1,161	809	226	1,035
Vascular	1,056	1,781	2,837	978	1,703	2,681	864	1,619	2,483
Structural Heart	1,051	1,195	2,246	883	1,061	1,944	818	894	1,712
Neuromodulation	767	195	962	725	165	890	619	151	770
Diabetes Care	2,633	4,172	6,805	2,129	3,632	5,761	1,633	3,123	4,756
Total	8,788	10,198	18,986	7,696	9,191	16,887	6,681	8,121	14,802
Other	16	—	16	14	—	14	11	—	11
Total	$16,323	$25,627	$41,950	$15,452	$24,657	$40,109	$18,142	$25,511	$43,653

Note: The Acelis Connected Health business was internally transferred from Rapid Diagnostics to Heart Failure on January 1, 2023. As a result, $115 million of sales in 2022 were moved from Rapid Diagnostics to Heart Failure.

Products sold by the Diagnostics segment include various types of diagnostic tests to detect COVID-19. Abbott's COVID-19 testing-related sales totaled approximately $747 million in 2024, $1.6 billion in 2023 and $8.4 billion in 2022.

Abbott recognizes revenue from product sales upon the transfer of control, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract. For maintenance agreements that provide service beyond Abbott's standard warranty and other service agreements, revenue is recognized ratably over the contract term. A time-based measure of progress appropriately reflects the transfer of services to the customer. Payment terms between Abbott and its customers vary by the type of customer, country of sale, and the products or services offered. The term between invoicing and the payment due date is not significant.

Management exercises judgment in estimating variable consideration. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Abbott provides rebates to government agencies, wholesalers, group purchasing organizations and other private entities.

Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from one to six months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Historically, adjustments to prior years' rebate accruals have not been material to net income.

Other allowances charged against gross sales include cash discounts and returns, which are not significant. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales return terms and other sales terms have remained relatively unchanged for several periods. Product warranties are also not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Abbott also applies judgment in determining the timing of revenue recognition related to contracts that include multiple performance obligations. The total transaction price of the contract is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. For goods or services for which observable standalone selling prices are not available, Abbott uses an expected cost plus a margin approach to estimate the standalone selling price of each performance obligation.

REMAINING PERFORMANCE OBLIGATIONS

As of December 31, 2024, the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) was approximately $5.5 billion in the Diagnostic Products segment and approximately $440 million in the Medical Devices segment. Abbott expects to recognize revenue on approximately 56 percent of these remaining performance obligations over the next 24 months, approximately 17 percent over the subsequent 12 months and the remainder thereafter.

These performance obligations primarily reflect the future sale of reagents/consumables in contracts with minimum purchase obligations, extended warranty or service obligations related to previously sold equipment, and remote monitoring services related to previously implanted devices. Abbott has applied the practical expedient described in ASC 606-10-50-14 and has not included remaining performance obligations related to contracts with original expected durations of one year or less in the amounts above.

ASSETS RECOGNIZED FOR COSTS TO OBTAIN A CONTRACT WITH A CUSTOMER

Abbott has applied the practical expedient in ASC 340-40-25-4 and records as an expense the incremental costs of obtaining contracts with customers in the period of occurrence when the amortization period of the asset that Abbott otherwise would have recognized is one year or less. Upfront commission fees paid to sales personnel as a result of obtaining or renewing contracts with customers are incremental to obtaining the contract. Abbott capitalizes these amounts as contract costs. Capitalized commission fees are amortized based on the contract duration to which the assets relate which ranges from two to ten years. The amounts as of December 31, 2024 and 2023 were not significant.

Additionally, the cost of transmitters provided to customers that use Abbott's remote monitoring service with respect to certain medical devices are capitalized as contract costs. Capitalized transmitter costs are amortized based on the timing of the transfer of services to which the assets relate, which typically ranges from eight to ten years. The amounts as of December 31, 2024 and 2023 were not significant.

OTHER CONTRACT ASSETS AND LIABILITIES

Abbott discloses Trade receivables separately in the Consolidated Balance Sheet at the net amount expected to be collected. Contract assets primarily relate to Abbott's conditional right to consideration for work completed but not billed at the reporting date. Contract assets at the beginning and end of the period, as well as the changes in the balance, were not significant.

Contract liabilities primarily relate to payments received from customers in advance of performance under the contract. Abbott's contract liabilities arise primarily in the Medical Devices reportable segment when payment is received upfront for various multi-period extended service arrangements. Changes in the contract liabilities during the period are as follows:

(in millions)	
Contract Liabilities:	
Balance at December 31, 2022	$ 500
Unearned revenue from cash received during the period	469
Revenue recognized related to contract liability balance	(424)
Balance at December 31, 2023	545
Unearned revenue from cash received during the period	483
Revenue recognized related to contract liability balance	(460)
Balance at December 31, 2024	$ 568

NOTE 4 — SUPPLEMENTAL FINANCIAL INFORMATION

Other (income) expense, net, for 2024, 2023 and 2022 includes approximately $542 million, $498 million and $406 million of income, respectively, related to the non-service cost components of the net periodic benefit costs associated with the pension and post-retirement medical plans.

In the second quarter of 2024, Abbott sold a non-core business related to its Established Pharmaceutical Products segment. Abbott recorded a loss of approximately $143 million on the sale in Other (income) expense, net in its Consolidated Statement of Earnings. Net assets which primarily related to inventory and net property and equipment and had a carrying value of $28 million were included in the sale. The loss on the sale also included $116 million of cumulative foreign currency translation adjustment previously recorded in Accumulated other comprehensive income (loss).

The following summarizes the activity related to the allowance for doubtful accounts:

(in millions)	
Allowance for Doubtful Accounts:	
Balance at December 31, 2022	$262
Provisions/charges to income	26
Amounts charged off and other deductions	(47)
Balance at December 31, 2023	241
Provisions/charges to income	61
Amounts charged off and other deductions	(55)
Balance at December 31, 2024	$247

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the accounts receivable. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances.

The detail of various balance sheet components is as follows:

(in millions) December 31	2024	2023
Long-term Investments:		
Equity securities	$553	$555
Other	333	244
Total	$886	$799

The increase in Abbott's long-term investments as of December 31, 2024 versus the balance as of December 31, 2023 primarily relates to investment in long term deposits and equity method investments, partially offset by the impairment of certain securities.

Abbott's equity securities as of December 31, 2024 and December 31, 2023, include $313 million and $314 million, respectively, of investments in mutual funds that are held in a rabbi trust. These investments, which are specifically designated as available for the purpose of paying benefits under a deferred compensation plan, are not available for general corporate purposes and are subject to creditor claims in the event of insolvency.

Abbott also holds certain investments as of December 31, 2024 with a carrying value of $139 million that are accounted for under the equity method of accounting and other equity investments with a carrying value of $91 million that do not have a readily determinable fair value.

(in millions) December 31	2024	2023
Other Accrued Liabilities:		
Accrued rebates payable to government agencies	$ 621	$ 650
Accrued other rebates (a)	1,098	1,091
All other	3,424	3,681
Total	$5,143	$5,422

(a) Accrued wholesaler chargeback rebates of $262 million and $232 million at December 31, 2024 and 2023, respectively, are netted in trade receivables because Abbott's customers are invoiced at a higher catalog price but only remit to Abbott their contract price for the products.

(in millions) December 31	2024	2023
Post-employment Obligations and Other Long-term Liabilities:		
Defined benefit pension plans and post-employment medical and dental plans for significant plans	$1,880	$1,964
Deferred income taxes	512	568
Operating lease liabilities	896	949
All other (b)	3,443	3,466
Total	$6,731	$6,947

(b) Includes approximately $860 million and $650 million of net unrecognized tax benefits and $210 million and $430 million of transition tax obligation related to the TCJA in 2024 and 2023, respectively.

NOTE 5 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of the changes in accumulated other comprehensive income (loss), net of income taxes, are as follows:

(in millions)	Cumulative Foreign Currency Translation Adjustments	Net Actuarial Gains (Losses) and Prior Service (Costs) and Credits	Cumulative Gains (Losses) on Derivative Instruments Designated as Cash Flow Hedges	Total
Balance at December 31, 2022	$(6,733)	$(1,493)	$ 175	$(8,051)
Other comprehensive income (loss) before reclassifications	212	127	5	344
(Income) loss amounts reclassified from accumulated other comprehensive income (a)	17	(10)	(139)	(132)
Net current period other comprehensive income (loss)	229	117	(134)	212
Balance at December 31, 2023	(6,504)	(1,376)	41	(7,839)
Other comprehensive income (loss) before reclassifications	(1,117)	757	245	(115)
(Income) loss amounts reclassified from accumulated other comprehensive income (a)	116	8	(76)	48
Net current period other comprehensive income (loss)	(1,001)	765	169	(67)
Balance at December 31, 2024	$(7,505)	$ (611)	$ 210	$(7,906)

(a) The reclassification of $116 million out of Accumulated other comprehensive income (loss) in 2024 is included in the loss related to the sale of a non-core business included in Other (income) expense. (Income) loss amounts reclassified from accumulated other comprehensive income related to cash flow hedges are recorded as Cost of products sold. Net actuarial losses and prior service cost is included as a component of net periodic benefit cost – see Note 14 — Post-Employment Benefits for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — BUSINESS ACQUISITIONS

On September 22, 2023, Abbott completed the acquisition of Bigfoot Biomedical, Inc. (Bigfoot), which furthers Abbott's efforts to develop connected solutions for making diabetes management more personal and precise. The purchase price, the final allocation of acquired assets and liabilities, and the revenue and net income contributed by Bigfoot since the date of acquisition are not material to Abbott's consolidated financial statements.

On April 27, 2023, Abbott completed the acquisition of Cardiovascular Systems, Inc. (CSI) for $20 per common share, which equated to a purchase price of $851 million. The transaction was funded with cash on hand and accounted for as a business combination. CSI's atherectomy system, which is used in treating peripheral and coronary artery disease, adds complementary technologies to Abbott's portfolio of vascular device offerings.

The final allocation of the purchase price of the CSI acquisition resulted in the recording of two non-deductible developed technology intangible assets totaling $305 million; a non-deductible in-process research and development asset of $15 million, which will be accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation; non-deductible goodwill of $369 million; net deferred tax assets of $46 million and other net assets of $116 million. The goodwill is identifiable to the Medical Devices reportable segment and is attributable to expected synergies from combining operations, as well as intangible assets that do not qualify for separate recognition. Revenues and earnings of CSI included in Abbott's consolidated financial statements since the acquisition date are not material to Abbott's consolidated revenue and earnings.

NOTE 7 — GOODWILL AND INTANGIBLE ASSETS

The total amount of reported goodwill was $23.1 billion at December 31, 2024 and $23.7 billion at December 31, 2023. Foreign currency translation adjustments decreased goodwill by $533 million in 2024 and increased goodwill by $304 million in 2023. In 2023, business acquisitions increased goodwill by approximately $576 million. The amount of goodwill related to reportable segments at December 31, 2024 was $2.6 billion for the Established Pharmaceutical Products segment, $285 million for the Nutritional Products segment, $3.5 billion for the Diagnostic Products segment, and $16.8 billion for the Medical Devices segment. There were no reductions of goodwill relating to impairments in 2024 and 2023.

The gross amount of amortizable intangible assets, primarily product rights and technology, was $27.1 billion and $27.7 billion as of December 31, 2024 and 2023, respectively. In 2023, the gross amount of amortizable intangible assets increased by $305 million due to a business acquisition. Accumulated amortization was $21.3 billion and $19.7 billion as of December 31, 2024 and 2023, respectively. Foreign currency translation adjustments decreased intangible assets by $78 million in 2024 and increased intangible assets by $44 million in 2023. In 2024, intangible assets decreased $207 million due to impairment charges recorded on the Cost of products sold line of the Consolidated Statement of Earnings, primarily related to the Medical Devices reportable segment. The estimated annual amortization expense for intangible assets recorded at December 31, 2024 is approximately $1.7 billion in 2025, $1.5 billion in 2026, $1.2 billion in 2027, $668 million in 2028 and $605 million in 2029. Amortizable intangible assets are amortized over 2 to 20 years.

Indefinite-lived intangible assets, which relate to IPR&D acquired in a business combination, were approximately $784 million and $787 million at December 31, 2024 and 2023, respectively. In 2024, IPR&D decreased by $39 million of charges recorded on the Research and development line of the Consolidated Statement of Earnings for the impairment of an indefinite-lived intangible asset related to the Medical Devices reportable segment and was partially offset by an increase of $35 million due to the finalization of purchase accounting related to a business acquisition. In 2023, $100 million of impairment charges related to certain indefinite-lived intangible assets in the Medical Devices reportable segment were recorded on the Research and development line of the Consolidated Statement of Earnings. In 2023, business acquisitions increased IPR&D assets by $80 million.

NOTE 8 — RESTRUCTURING PLANS

In 2024, Abbott management approved plans to streamline certain operations in order to reduce costs and improve efficiencies in its Diagnostic, Medical Devices, Established Pharmaceutical and Nutritional businesses, including the discontinuation of its ZonePerfect® product line. Abbott recorded employee related severance and other charges of $129 million, of which $62 million was recorded in Cost of products sold, $21 million was recorded in Research and development, and $46 million was recorded in Selling, general and administrative expenses. Payments related to these actions totaled $32 million in 2024 and the remaining liability totaled $97 million at December 31, 2024. In addition, Abbott recognized inventory related charges of $34 million and fixed asset impairment charges of $12 million related to these restructuring plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2023, Abbott management approved plans to restructure various operations in order to reduce costs in its Medical Devices, Diagnostic, and Established Pharmaceutical businesses. Abbott recorded employee related severance and other charges of $144 million of which $56 million was recorded in Cost of products sold, $22 million was recorded in Research and development and $66 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized fixed asset impairment and inventory related charges of $31 million related to these restructuring plans.

The following summarizes the activity related to the 2023 restructuring actions and the status of the related accruals as of December 31, 2024:

(in millions)	
Restructuring charges in 2023	$144
Payments and other adjustments	(65)
Accrued balance at December 31, 2023	79
Payments and other adjustments	(58)
Accrued balance at December 31, 2024	$ 21

In 2022, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its Medical Devices, Nutritional, Diagnostic, and Established Pharmaceutical businesses. Abbott recorded employee related severance and other charges of $234 million of which $59 million was recorded in Cost of products sold, $36 million was recorded in Research and development and $139 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized inventory related charges of $23 million and fixed asset impairment charges of $4 million related to these restructuring plans.

The following summarizes the activity related to the 2022 restructuring actions and the status of the related accruals as of December 31, 2024:

(in millions)	
Restructuring charges in 2022	$ 234
Payments and other adjustments	(6)
Accrued balance at December 31, 2022	228
Payments and other adjustments	(170)
Accrued balance at December 31, 2023	$58
Payments and other adjustments	(49)
Accrued balance at December 31, 2024	$ 9

NOTE 9 — INCENTIVE STOCK PROGRAM

The 2017 Incentive Stock Program authorizes the granting of non-qualified stock options, restricted stock awards, restricted stock units, performance awards, foreign benefits and other share-based awards. Stock options and restricted stock awards and units comprise the majority of benefits that have been granted and are currently outstanding under this program and a prior program. In 2024, Abbott granted 1,683,097 stock options, 404,597 restricted stock awards and 5,341,050 restricted stock units under this program.

Under Abbott's stock incentive programs, the purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options generally vest equally over three years. Restricted stock awards generally vest over three years, with no more than one-third of the award vesting in any one year upon Abbott reaching a minimum return on equity target. Restricted stock units vest over three years and upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of options and restricted stock awards and units is recognized as expense over the requisite service period, which may be shorter than the vesting period if an employee is retirement eligible. Forfeitures are estimated at the time of grant. Restricted stock awards and settlement of vested restricted stock units are issued out of treasury shares. Abbott generally issues new shares for exercises of stock options. As a policy, Abbott does not purchase its shares relating to its share-based programs.

In April 2017, Abbott's shareholders authorized the 2017 Incentive Stock Program under which a maximum of 170 million shares were available for issuance. At December 31, 2024, approximately 61 million shares remained available for future issuance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes stock option activity for the year ended December 31, 2024 and the outstanding stock options as of December 31, 2024.

(intrinsic values in millions)	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2023	28,569,075	$ 74.52	4.8	$1,073
Granted	1,683,097	116.88		
Exercised	(3,593,503)	47.26		
Lapsed	(111,920)	119.40		
Outstanding at December 31, 2024	26,546,749	$ 80.70	4.6	$ 906
Exercisable at December 31, 2024	22,712,676	$ 75.20	3.9	$ 897

The following table summarizes restricted stock awards and units activity for the year ended December 31, 2024.

	Share Units	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2023	10,278,286	$112.51
Granted	5,745,647	116.78
Vested	(4,978,325)	115.35
Forfeited	(536,036)	112.82
Outstanding at December 31, 2024	10,509,572	$113.48

The fair market value of restricted stock awards and units vested in 2024, 2023 and 2022 was $570 million, $536 million and $639 million, respectively.

The total intrinsic value of options exercised in 2024, 2023 and 2022 was $238 million, $102 million and $85 million, respectively. The total unrecognized compensation cost related to all share-based compensation plans at December 31, 2024 amounted to approximately $462 million, which is expected to be recognized over the next three years.

Total non-cash stock compensation expense charged against income in 2024, 2023 and 2022 for share-based plans totaled approximately $673 million, $644 million and $685 million, respectively, and the tax benefit recognized was approximately $181 million, $144 million and $170 million, respectively. Stock compensation cost capitalized as part of inventory is not significant.

The table below summarizes the fair value of an option granted in 2024, 2023 and 2022 and the assumptions included in the Black-Scholes option-pricing model used to estimate the fair value:

	2024	2023	2022
Fair value	$31.10	$26.87	$25.26
Risk-free interest rate	4.3%	4.0%	1.9%
Average life of options (years)	6.0	6.0	6.0
Volatility	25.2%	24.4%	23.8%
Dividend yield	1.9%	1.9%	1.6%

The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

NOTE 10 – DEBT AND LINES OF CREDIT

The following is a summary of long-term debt at December 31:

(in millions)	2024	2023
0.10% Notes, due 2024	–	655
2.95% Notes, due 2025	1,000	1,000
3.875% Notes, due 2025	500	500
1.50% Notes, due 2026	1,188	1,266
3.75% Notes, due 2026	1,700	1,700
0.375% Notes, due 2027	615	655
1.15% Notes, due 2028	650	650
5-year term loan due 2029	583	419
1.40% Notes, due 2030	650	650
4.75% Notes, due 2036	1,650	1,650
6.15% Notes, due 2037	547	547
6.00% Notes, due 2039	515	515
5.30% Notes, due 2040	694	694
4.75% Notes, due 2043	700	700
4.90% Notes, due 2046	3,250	3,250
Unamortized debt issuance costs	(53)	(56)
Other, including fair value adjustments relating to interest rate hedge contracts designated as fair value hedges	(64)	(116)
Total carrying amount of long-term debt	14,125	14,679
Less: Current portion	1,500	1,080
Total long-term portion	$12,625	$13,599

On November 19, 2024, Abbott repaid the €590 million outstanding principal amount of its 0.10% Notes upon maturity. The repayment equated to approximately $640 million. On November 30, 2023, Abbott repaid the $1.05 billion outstanding principal amount of its 3.40% Notes upon maturity. On September 27, 2023, Abbott repaid the €1.14 billion outstanding principal amount of its 0.875% Notes upon maturity. The repayment equated to approximately $1.2 billion. In September 2023, Abbott repaid approximately $197 million of debt assumed as part of a recent business acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 26, 2024, Abbott modified its existing, yen-denominated 5-year term loan scheduled to mature in November 2024. The amended terms include a net increase in principal debt from ¥59.8 billion to ¥92.0 billion, with a new maturity date in June 2029. The modified, 5-year term loan bears interest at the Tokyo Interbank Offered Rate (TIBOR) plus a fixed spread, and the interest rate is reset quarterly. The net proceeds equated to approximately $201 million.

Abbott has readily available financial resources, including unused lines of credit that support commercial paper borrowing arrangements and provide Abbott with the ability to borrow up to $5 billion on an unsecured basis. On January 29, 2024, Abbott terminated its 2020 Five Year Credit Agreement (2020 Agreement) and entered into a new Five Year Credit Agreement (Revolving Credit Agreement). There were no outstanding borrowings under the 2020 Agreement at the time of its termination. Any borrowings under the Revolving Credit Agreement will mature and be payable on January 29, 2029 and will bear interest, at Abbott's option, based on either a base rate or Secured Overnight Financing Rate (SOFR), plus an applicable margin based on Abbott's credit ratings.

Principal payments required on long-term debt outstanding at December 31, 2024 are $1.5 billion in 2025, $2.9 billion in 2026, $617 million in 2027, $650 million in 2028, $583 million in 2029 and $8.0 billion in 2030 and thereafter.

At December 31, 2024, Abbott's long-term debt rating was AA- by S&P Global Ratings and Aa3 by Moody's Investors Service. Abbott expects to maintain an investment grade rating.

NOTE 11 — LEASES

LEASES WHERE ABBOTT IS THE LESSEE

Abbott has entered into operating leases as the lessee for office space, manufacturing facilities, R&D laboratories, warehouses, vehicles and equipment. Finance leases are not significant. Abbott's operating leases generally have remaining lease terms of 1 to 10 years. Some leases include options to extend beyond the original lease term, generally up to 10 years and some include options to terminate early. These options have been included in the determination of the lease liability when it is reasonably certain that the option will be exercised.

For all of its asset classes, Abbott elected the practical expedient allowed under FASB ASC No. 842, "Leases" to account for each lease component (e.g., the right to use office space) and the associated non-lease components (e.g., maintenance services) as a single lease component. Abbott also elected the short-term lease accounting policy for all asset classes; therefore, Abbott is not recognizing a lease liability or right of use (ROU) asset for any lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that Abbott is reasonably certain to exercise.

As Abbott's leases typically do not provide an implicit rate, the interest rate used to determine the present value of the payments under each lease typically reflects Abbott's incremental borrowing rate based on information available at the lease commencement date.

The following table provides information related to Abbott's operating leases:

(in millions, except weighted averages)	2024	2023	2022
Operating lease cost (a)	$366	$356	$355
Cash paid for amounts included in the measurement of operating lease liabilities	300	276	274
ROU assets arising from entering into new operating lease obligations	253	253	263
Weighted average remaining lease term at December 31 (in years)	7	7	8
Weighted average discount rate at December 31	3.6%	3.4%	2.9%

(a) Includes short-term lease expense and variable lease costs, which were immaterial in the years ended December 31, 2024, 2023 and 2022.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2024 were as follows:

(in millions)	
2025	$ 290
2026	252
2027	183
2028	134
2029	103
Thereafter	356
Total future minimum lease payments – undiscounted	1,318
Less: imputed interest	(168)
Present value of lease liabilities	$1,150

The following table summarizes the amounts and location of operating lease ROU assets and lease liabilities:

(in millions) December 31	2024	2023	Balance Sheet Caption
Operating Lease – ROU Asset	$1,075	$1,122	Deferred income taxes and other assets
Operating Lease Liability:			
Current	$ 254	$ 245	Other accrued liabilities
Non-current	896	949	Post-employment obligations and other long-term liabilities
Total Liability	$1,150	$1,194	

LEASES WHERE ABBOTT IS THE LESSOR

Certain assets, primarily diagnostics instruments, are leased to customers under contractual arrangements that typically include an operating or sales-type lease as well as performance obligations for reagents and other consumables. Sales-type leases are not significant. Contract terms vary by customer and may include options to terminate the contract or options to extend the contract. Where instruments are provided under operating lease arrangements, some portion or the entire lease revenue may be variable and subject to subsequent non-lease component (e.g., reagent) sales. The allocation of revenue between the lease and non-lease components is based on standalone selling prices. Operating lease revenue represented less than 3 percent of Abbott's total net sales in the years ended December 31, 2024, 2023 and 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets related to operating leases are reported within Net property and equipment on the Consolidated Balance Sheet. The original cost and the net book value of such assets were $3.9 billion and $1.8 billion, respectively, as of December 31, 2024 and December 31, 2023.

NOTE 12 — FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE MEASURES

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates primarily for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts, with gross notional amounts totaling $7.0 billion at December 31, 2024, and $7.3 billion at December 31, 2023, are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are recorded at fair value. Accumulated gains and losses as of December 31, 2024 will be included in Cost of products sold at the time the products are sold, generally through the next twelve to eighteen months.

Abbott enters into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables, and for intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. For intercompany loans, the contracts require Abbott to sell or buy foreign currencies, primarily European currencies, in exchange for primarily U.S. dollars and European currencies. For intercompany and trade payables and receivables, the currency exposures are primarily the U.S. dollar and European currencies. At December 31, 2024 and 2023, Abbott held gross notional amounts of $16.2 billion and $13.8 billion, respectively, of such foreign currency forward exchange contracts.

Abbott has designated a yen-denominated, 5-year term loan of approximately $583 million and $419 million as of December 31, 2024 and December 31, 2023, respectively, as a hedge of the net investment in certain foreign subsidiaries. The change in the value of the debt is due to the net incremental borrowing of $201 million discussed in Note 10 — Debt and Lines of Credit, as well as changes in foreign exchange rates, recorded in Accumulated other comprehensive income (loss), net of tax.

Abbott is a party to interest rate hedge contracts to manage its exposure to changes in the fair value of fixed-rate debt. These contracts are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The effect of the hedge is to change a fixed-rate interest obligation to a variable rate for that portion of the debt. Abbott records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount. Abbott had interest rate contracts totaling approximately $2.2 billion at December 31, 2024 and 2023.

The following table summarizes the amounts and location of certain derivative financial instruments as of December 31:

(in millions)	Fair Value—Assets			Fair Value—Liabilities		
	2024	2023	Balance Sheet Caption	2024	2023	Balance Sheet Caption
Interest rate swaps designated as fair value hedges:						
Non-current	$ —	$ —	Deferred income taxes and other assets	$ 51	$ 95	Post-employment obligations and other long-term liabilities
Current	1	—	Prepaid expenses and other receivables	—	—	Other accrued liabilities
Foreign currency forward exchange contracts:						
Hedging instruments	243	88	Prepaid expenses and other receivables	19	134	Other accrued liabilities
Others not designated as hedges	147	81	Prepaid expenses and other receivables	112	97	Other accrued liabilities
Debt designated as a hedge of net investment in a foreign subsidiary	—	—	n/a	583	419	Long-term debt (Current portion of long-term debt in 2023)
	$391	$169		$765	$745	

The following table summarizes the activity for foreign currency forward exchange contracts designated as cash flow hedges, debt designated as a hedge of net investment in a foreign subsidiary and certain other derivative financial instruments, as well as the amounts and location of income (expense) and gain (loss) reclassified into income.

(in millions)	Gain (loss) Recognized in Other Comprehensive Income (loss)			Income (expense) and Gain (loss) Reclassified into Income			
	2024	2023	2022	2024	2023	2022	Income Statement Caption
Foreign currency forward exchange contracts designated as cash flow hedges	$347	$(22)	$281	$103	$187	$234	Cost of products sold
Debt designated as a hedge of net investment in a foreign subsidiary	37	27	75	n/a	n/a	n/a	n/a
Interest rate swaps designated as fair value hedges	n/a	n/a	n/a	44	61	(243)	Interest expense

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A gain of $131 million, a loss of $44 million and a gain of $70 million were recognized in 2024, 2023 and 2022, respectively, related to foreign currency forward exchange contracts not designated as hedges. These amounts are reported in the Consolidated Statement of Earnings on the Net foreign exchange (gain) loss line.

The interest rate swaps are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The hedged debt is

marked to market, offsetting the effect of marking the interest rate swaps to market.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. The counterparties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counterparties.

	2024		2023	
(in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term Investment Securities:				
Equity securities	$ 553	$ 553	$ 555	$ 555
Other	333	333	244	244
Total long-term debt	(14,125)	(13,710)	(14,679)	(14,769)
Foreign Currency Forward Exchange Contracts:				
Receivable position	390	390	169	169
(Payable) position	(131)	(131)	(231)	(231)
Interest Rate Hedge Contracts:				
Receivable position	1	1	—	—
(Payable) position	(51)	(51)	(95)	(95)

The fair value of the debt was determined based on significant other observable inputs, including current interest rates.

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

		Basis of Fair Value Measurement		
(in millions)	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2024:				
Equity securities	$ 323	$323	$ —	$ —
Interest rate swap derivative financial instruments	1	—	1	—
Foreign currency forward exchange contracts	390	—	390	—
Total Assets	$ 714	$323	$ 391	$ —
Fair value of hedged long-term debt	$2,096	$ —	$2,096	$ —
Interest rate swap derivative financial instruments	51	—	51	—
Foreign currency forward exchange contracts	131	—	131	—
Contingent consideration related to business combinations	38	—	—	38
Total Liabilities	$2,316	$ —	$2,278	$ 38
December 31, 2023:				
Equity securities	$326	$326	$—	$ —
Foreign currency forward exchange contracts	169	—	169	—
Total Assets	$ 495	$326	$ 169	$ —
Fair value of hedged long-term debt	$2,052	$ —	$2,052	$ —
Interest rate swap derivative financial instruments	95	—	95	—
Foreign currency forward exchange contracts	231	—	231	—
Contingent consideration related to business combinations	112	—	—	112
Total Liabilities	$2,490	$ —	$2,378	$112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of foreign currency forward exchange contracts is determined using a market approach, which utilizes values for comparable derivative instruments. The fair value of the debt was determined based on the face value of the debt adjusted for the fair value of the interest rate swaps, which is based on a discounted cash flow analysis using significant other observable inputs.

Contingent consideration relates to businesses acquired by Abbott. The fair value of the contingent consideration was determined based on independent appraisals at the time of acquisition, adjusted for the time value of money and other changes in fair value. The decrease in the amount of contingent consideration from December 31, 2023 reflects a payment of $40 million and a $34 million change in the fair value of the remaining contingent consideration. The maximum amount for certain contingent consideration is not determinable as it is based on a percent of certain sales. Excluding such contingent consideration, the maximum amount that may be due under the other contingent consideration arrangements was estimated at December 31, 2024 to be approximately $65 million, which is dependent upon attaining certain sales thresholds or upon the occurrence of certain events, such as regulatory approvals.

NOTE 13 — LITIGATION AND ENVIRONMENTAL MATTERS

Abbott has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of company-owned locations. Abbott has recorded an estimated cleanup cost for each site for which management believes Abbott has a probable loss exposure. No individual site cleanup exposure is expected to exceed $4 million, and the aggregate cleanup exposure is not expected to exceed $10 million.

Abbott has been named as a defendant in a number of lawsuits alleging that its preterm infant formula and human milk fortifier products that contain cow's milk cause an intestinal disease known as necrotizing enterocolitis (NEC) and inadequately warn about the risk of NEC. These lawsuits claim that certain preterm infants suffered injury or death as a result of contracting NEC. In a trial held in July 2024, a jury in a Missouri state court awarded a plaintiff $495 million in damages. Abbott stands by its products and the information it provided about them, and it appealed this jury's verdict with the Missouri Court of Appeals in December 2024. In a trial held in October 2024 involving Abbott and another infant formula manufacturer and the treating hospital as co-defendants, a jury in a Missouri state court returned a unanimous verdict in favor of Abbott and co-defendants. In December 2024, the plaintiff filed a motion for a new trial. Abbott does not believe that it is probable that a material loss will be incurred related to these lawsuits and therefore, no reserves have been recorded. Given the uncertainty as to the possible outcome in each of these lawsuits, Abbott is unable to reasonably estimate a range of possible loss related to these lawsuits.

Abbott is involved in various claims and legal proceedings, and Abbott estimates the range of possible loss for its legal proceedings and environmental exposures to be from approximately $25 million to $35 million. The recorded accrual balance at December 31, 2024 for these proceedings and exposures was approximately $30 million. This accrual represents management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies." Within the next year, legal proceedings may occur that may result in a change in the estimated loss accrued by Abbott. While it is not feasible to predict the outcome of all such proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations, except for the cases discussed in the second paragraph of this note, the resolution of which could be material to Abbott's financial position, cash flows, or results of operations.

NOTE 14 — POST-EMPLOYMENT BENEFITS

Retirement plans consist of defined benefit, defined contribution and medical and dental plans. Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

(in millions)	Defined Benefit Plans		Medical and Dental Plans	
	2024	2023	2024	2023
Projected benefit obligations, January 1	$10,030	$ 9,167	$1,181	$1,126
Service cost — benefits earned during the year	242	230	39	38
Interest cost on projected benefit obligations	469	455	54	59
(Gains) losses, primarily changes in discount rates, plan design changes, law changes and differences between actual and estimated health care costs	(763)	458	(33)	35
Benefits paid	(398)	(377)	(73)	(77)
Other, including foreign currency translation	(130)	97	(2)	–
Projected benefit obligations, December 31	$ 9,450	$10,030	$1,166	$1,181
Plan assets at fair value, January 1	$13,085	$11,373	$ 288	$ 302
Actual return (loss) on plan assets	1,259	1,611	26	26
Company contributions	349	349	36	37
Benefits paid	(398)	(377)	(73)	(77)
Other, including foreign currency translation	(152)	129	–	–
Plan assets at fair value, December 31	$14,143	$13,085	$ 277	$ 288
Projected benefit obligations less (greater) than plan assets, December 31	$ 4,693	$ 3,055	$ (889)	$ (893)
Long-term assets	$ 5,724	$ 4,164	$ –	$ –
Short-term liabilities	(38)	(36)	(2)	(2)
Long-term liabilities	(993)	(1,073)	(887)	(891)
Net asset (liability)	$ 4,693	$ 3,055	$ (889)	$ (893)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):				
Actuarial losses, net	$ 772	$ 1,751	$ 29	$ 62
Prior service costs (credits)	5	6	(8)	(22)
Total	$ 777	$ 1,757	$ 21	$ 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The $763 million of defined benefit plan gains and $33 million of medical and dental plan gains in 2024 that decreased the projected benefit obligations primarily reflect the year-over-year increase in the discount rates used to measure the obligations. The $458 million of defined benefit plan losses and $35 million of medical and dental plan losses in 2023 that increased the projected benefit obligations primarily reflect the year-over-year decline in the discount rates used to measure the obligations. The projected benefit obligations for non-U.S. defined benefit plans were $2.3 billion and $2.6 billion at December 31, 2024 and 2023, respectively. The accumulated benefit obligations for all defined benefit plans were $8.7 billion and $9.2 billion at December 31, 2024 and 2023, respectively.

For plans where the projected benefit obligations exceeded plan assets at December 31, 2024 and 2023, the projected benefit obligations and the aggregate plan assets were as follows:

(in millions)	2024	2023
Projected benefit obligation	$1,180	$1,314
Fair value of plan assets	149	205

For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2024 and 2023, the aggregate accumulated benefit obligations, the projected benefit obligations and the aggregate plan assets were as follows:

(in millions)	2024	2023
Accumulated benefit obligation	$1,112	$1,175
Projected benefit obligation	1,180	1,248
Fair value of plan assets	149	144

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans. Net periodic benefit costs, other than service costs, are recognized in the Other (income) expense, net line of the Condensed Consolidated Statement of Earnings. The components of the net periodic benefit cost as of December 31 were as follows:

(in millions)	Defined Benefit Plans			Medical and Dental Plans		
	2024	2023	2022	2024	2023	2022
Service cost — benefits earned during the year	$ 242	$ 230	$ 374	$ 39	$ 38	$ 50
Interest cost on projected benefit obligations	469	455	300	54	59	36
Expected return on plans' assets	$(1,050)	(971)	(931)	(24)	(23)	(30)
Amortization of actuarial losses (gains)	24	11	231	(2)	(2)	11
Amortization of prior service costs (credits)	1	1	1	(13)	(13)	(24)
Total net cost (income)	$ (314)	$(274)	$ (25)	$ 54	$ 59	$ 43

In addition, approximately $15 million of income was recognized in 2023 related to the curtailment of a non-U.S. defined benefit plan.

Other comprehensive income (loss) for each respective year includes the amortization of actuarial losses and prior service costs (credits) as noted in the previous table. Other comprehensive income (loss) for each respective year also includes: net actuarial gains of $971 million for defined benefit plans and a gain of $36 million for medical and dental plans in 2024; net actuarial gains of $182 million for defined benefit plans and a loss of $33 million for medical and dental plans in 2023, and net actuarial gains of $858 million for defined benefit plans and a gain of $374 million for medical and dental plans in 2022. The net actuarial gains in 2024 related to defined benefit plans are primarily due to the favorable impact of actual asset returns in excess of expected returns and the year-over-year increase in discount rates. The net actuarial gain in 2024 related to medical and dental plans is primarily due to the year-over-year increase in discount rates. The net actuarial gains in 2023 related to defined benefit plans are primarily due to the favorable impact of actual asset returns in excess of expected returns, partially offset by the year-over-year decrease in discount rates. The net actuarial losses in 2023 related to medical and dental plans are primarily due to the year-over-year decrease in discount rates. The net actuarial gains in 2022 were primarily due to the year-over-year increase in discount rates, partially offset by the impact of 2022 actual asset returns being less than expected returns.

The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans are as follows:

	2024	2023	2022
Discount rate	5.4%	4.8%	5.0%
Expected aggregate average long-term change in compensation	4.6%	4.6%	4.5%

The weighted average assumptions used to determine the net cost for defined benefit plans and medical and dental plans are as follows:

	2024	2023	2022
Discount rate	4.8%	5.0%	2.7%
Expected return on plan assets	7.6%	7.6%	7.5%
Expected aggregate average long-term change in compensation	4.6%	4.5%	4.4%

The assumed health care cost trend rates for medical and dental plans at December 31 were as follows:

	2024	2023	2022
Health care cost trend rate assumed for the next year	8%	8%	7%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that rate reaches the assumed ultimate rate	2031	2029	2027

The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and are forward projections of health care costs as of the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the bases used to measure the defined benefit and medical and dental plan assets at fair value:

(in millions)	Outstanding Balances	Basis of Fair Value Measurement			
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV (j)
December 31, 2024					
Equities:					
U.S. large cap (a)	$ 3,873	$2,714	$ —	$—	$1,159
U.S. mid and small cap (b)	918	909	—	1	8
International (c)	2,827	518	—	—	2,309
Fixed income securities:					
U.S. government securities (d)	441	7	420	—	14
Corporate debt instruments (e)	1,558	120	1,032	—	406
Non-U.S. government securities (f)	627	43	2	—	582
Other (g)	916	335	175	—	406
Absolute return funds (h)	1,814	283	—	—	1,531
Cash and Cash Equivalents	314	16	—	—	298
Other (i)	1,132	7	—	—	1,125
	$14,420	$4,952	$1,629	$ 1	$7,838
December 31, 2023					
Equities:					
U.S. large cap (a)	$ 3,425	$2,305	$ —	$—	$1,120
U.S. mid and small cap (b)	814	807	—	1	6
International (c)	2,725	493	—	—	2,232
Fixed income securities:					
U.S. government securities (d)	391	5	371	—	15
Corporate debt instruments (e)	1,519	125	1,055	—	339
Non-U.S. government securities (f)	586	36	3	—	547
Other (g)	863	322	106	—	435
Absolute return funds (h)	1,669	270	—	—	1,399
Cash and Cash Equivalents	276	16	—	—	260
Other (i)	1,105	5	—	—	1,100
	$13,373	$4,384	$1,535	$ 1	$7,453

(a) A mix of index funds and actively managed equity accounts that are benchmarked to various large cap indices.

(b) A mix of index funds and actively managed equity accounts that are benchmarked to various mid and small cap indices.

(c) A mix of index funds and actively managed pooled investment funds that are benchmarked to various non-U.S. equity indices in both developed and emerging markets.

(d) A mix of index funds and actively managed accounts that are benchmarked to various U.S. government bond indices.

(e) A mix of index funds and actively managed accounts that are benchmarked to various corporate bond indices.

(f) Primarily United Kingdom, Canada, Japan and Eurozone government bonds.

(g) Primarily asset backed securities, bank loans, interest rate swap positions and diversified fixed income vehicles benchmarked to SOFR, Sterling Overnight Interbank Average (SONIA) or EURIBOR.

(h) Primarily hedge funds and funds invested by managers that have a global mandate with the flexibility to allocate capital broadly across a wide range of asset classes and strategies including, but not limited to equities, fixed income, commodities, interest rate futures, currencies and other securities to outperform an agreed upon benchmark with specific return and volatility targets.

(i) Primarily investments in private funds, such as private equity, private credit, private real estate and private energy funds.

(j) Investments measured at fair value using the net asset value (NAV) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equities that are valued using quoted prices are valued at the published market prices. Equities in a common collective trust or a registered investment company are valued at the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities. For approximately half of these funds, investments may be redeemed once per week or month, with a required 2 to 30 day notice period. For the remaining funds, daily redemption of an investment is allowed. Fixed income securities that are valued using significant other observable inputs are valued at prices obtained from independent financial service industry recognized vendors. Abbott did not have any unfunded commitments related to fixed income funds at December 31, 2024 and 2023. Fixed income securities in a common collective trust or a registered investment company are valued at the NAV provided by the fund administrator. For the majority of these funds, investments may be redeemed either weekly or monthly, with a required 2 to 60 day notice period. For the remaining funds, investments may be generally redeemed daily.

Absolute return funds are valued at the NAV provided by the fund administrator. Abbott did not have any unfunded commitments related to absolute return funds at December 31, 2024 and 2023. Investments in these funds may be generally redeemed monthly or quarterly with required notice periods ranging from 5 to 90 days. For approximately $300 million of the absolute return funds, redemptions are subject to a 25 percent gate and $60 million is subject to a lock until 2025. All private funds are valued at the NAV provided by the fund on a one-quarter lag adjusted for known cash flows and significant events through the reporting date. Investments in the private funds cannot be redeemed but the funds will make distributions through liquidation. The estimate of the liquidation period for each fund ranges from 2025 to 2034. Abbott's unfunded commitment in these funds was $540 million and $555 million as of December 31, 2024 and 2023, respectively.

The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, as well as balancing higher return, more volatile equity securities with lower return, less volatile fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and in the case of fixed income securities, maturities and credit quality. The plans do not directly hold any securities of Abbott. There are no known significant concentrations of risk in the plans' assets. Abbott's medical and dental plans' assets are invested in a similar mix as the pension plan assets. The actual asset allocation percentages at year end are consistent with the company's targeted asset allocation percentages.

The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Abbott funds its domestic pension plans according to U.S. Internal Revenue Service (IRS) funding limitations. International pension plans are funded according to similar regulations. Abbott funded $349 million in 2024 and 2023 to defined pension plans. Abbott expects to contribute approximately $302 million to its pension plans in 2025.

Total benefit payments expected to be paid to participants, which includes payments funded from company assets, as well as paid from the plans, are as follows:

(in millions)	Defined Benefit Plans	Medical and Dental Plans
2025	$ 412	$ 64
2026	431	69
2027	453	73
2028	475	78
2029	500	82
2030 to 2034	2,856	455

The Abbott Stock Retirement Plan is the principal defined contribution plan. Abbott's contributions to this plan were $207 million in 2024, $199 million in 2023 and $190 million in 2022.

NOTE 15 — TAXES ON EARNINGS

Taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

Taxes on earnings include approximately $50 million, $22 million and $43 million in excess tax benefits associated with share-based compensation in 2024, 2023 and 2022, respectively. As a result of the resolution of various tax positions related to prior years, taxes on earnings in 2024, 2023 and 2022 also include approximately $25 million, $80 million and $20 million of net tax expense, respectively. In the fourth quarter of 2024, taxes on earnings includes $7.5 billion in non-cash valuation allowance adjustments resulting from the restructuring of certain foreign affiliates and the confirmation of certain tax filing positions. The restructuring improved profitability to several of Abbott's affiliates and management concluded that the related preexisting deferred tax assets, which historically had a full valuation allowance, were more likely than not to be realizable in future periods. In particular, Abbott considered the likelihood of sustained ongoing profitability of the affiliates as a positive factor that outweighed all available negative evidence considered. Accordingly, Abbott released the full valuation allowance on such deferred tax assets and recorded the offset to tax expense.

The TCJA includes a one-time transition tax that is based on Abbott's total post-1986 earnings and profits (E&P) that were previously deferred from U.S. income taxes. The tax computation also requires the determination of the amount of post-1986 E&P considered held in cash and other specified assets. As of December 31, 2024, the remaining balance of Abbott's transition tax obligation related to the TCJA is approximately $432 million, which will be paid over the next two years as allowed by the TCJA. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the U.S., Abbott's federal income tax returns through 2016 are settled. In September 2023, Abbott received a Statutory Notice of Deficiency (SNOD) from the U.S. Internal Revenue Service (IRS) for the 2019 Federal tax year in the amount of $417 million. The primary adjustments proposed in the SNOD relate to the reallocation of income between Abbott's U.S. entities and its foreign affiliates. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit, in part because certain adjustments contradict methods that were agreed to with the IRS in prior audit periods. The SNOD also contains other proposed adjustments that Abbott believes are erroneous and unsupported. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December 2023.

In June 2024, Abbott received a SNOD from the IRS for the 2017 and 2018 Federal tax years in the amount of $192 million. The matters proposed in the 2017/2018 SNOD are substantially similar to the income allocation adjustments included in the 2019 SNOD. Abbott filed a petition in September 2024 with the U.S. Tax Court contesting the 2017/2018 SNOD in a manner consistent with its petition for the 2019 SNOD.

In October 2024, Abbott received a SNOD from the IRS for the 2020 Federal tax year assessing an additional $443 million of income tax. The primary adjustments proposed in the SNOD are substantially similar to the income allocation adjustments included in the 2017/2018 and 2019 SNODs. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit. The SNOD also contains other proposed adjustments and omissions that Abbott believes are erroneous and unsupported. In addition to the tax assessment for the 2020 tax year, the 2020 SNOD also contested a deduction for which an estimated $440 million cash tax benefit would be available in a different taxable year as allowed under applicable U.S. tax law. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December 2024.

Abbott intends to vigorously defend its filing positions through ongoing discussions with the IRS, the IRS independent appeals process and/or through litigation as necessary. Abbott reserves for uncertain tax positions related to unresolved matters with the IRS and other taxing authorities. Abbott continues to believe that its reserves for uncertain tax positions are appropriate.

There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which Abbott expects to be individually significant. Reserves for interest and penalties are not significant.

The Organization for Economic Cooperation & Development (OECD) has proposed a two-pillared plan for a revised international tax system. Pillar 1 proposes to reallocate taxing rights among the jurisdictions in which in-scope multinational corporations operate. Abbott is continuing to analyze the Pillar 1 proposal. Pillar 2 proposes to assess a 15 percent minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Numerous countries have enacted legislation to adopt the Pillar 2 model rules. The enactment of current Pillar 2 model rules did not and is not projected to have a material impact to Abbott's consolidated financial statements.

Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

(in millions)	2024	2023	2022
Earnings Before Taxes:			
Domestic	$ 947	$1,192	$3,732
Foreign	6,066	5,472	4,574
Total	$ 7,013	$6,664	$8,306

(in millions)	2024	2023	2022
Taxes on Earnings:			
Current:			
Domestic	$ 497	$ 528	$1,309
Foreign	1,075	874	723
Total current	1,572	1,402	2,032
Deferred:			
Domestic	(459)	(382)	(610)
Foreign	(7,502)	(79)	(49)
Total deferred	(7,961)	(461)	(659)
Total	$(6,389)	$ 941	$1,373

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2024	2023	2022
Statutory tax rate on earnings	21.0%	21.0%	21.0%
Impact of foreign operations	(1.8)	(3.6)	(2.5)
Foreign-derived intangible income benefit	(2.3)	(2.2)	(2.0)
Valuation allowance adjustments	(107.1)	–	–
Excess tax benefits related to stock compensation	(0.7)	(0.3)	(0.5)
Research tax credit	(1.0)	(1.1)	(0.9)
Resolution of certain tax positions pertaining to prior years	0.4	1.2	0.2
Intercompany restructurings and integration	0.2	(1.4)	–
State taxes, net of federal benefit	0.3	0.5	0.7
All other, net	(0.1)	–	0.5
Effective tax rate on earnings	(91.1)%	14.1%	16.5%

Impact of foreign operations is primarily derived from operations in Puerto Rico, Switzerland, Ireland, the Netherlands, Costa Rica, Singapore, Malta and Malaysia.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

(in millions)	2024	2023
Deferred tax assets:		
Compensation and employee benefits	$ —	$ 89
Trade receivable reserves	230	221
Research and development costs	773	568
Inventory reserves	168	198
Lease liabilities	265	272
Deferred intercompany profit	284	283
NOLs, reserves not currently deductible, credit carryforwards and other	10,353	9,922
Total deferred tax assets before valuation allowance	12,073	11,553
Valuation allowance	(1,664)	(8,690)
Total deferred tax assets	10,409	2,863
Deferred tax liabilities:		
Compensation and employee benefits	(276)	—
Depreciation	(408)	(414)
Right of Use lease assets	(249)	(258)
Other, primarily the excess of book basis over tax basis of intangible assets	(1,365)	(1,777)
Total deferred tax liabilities	(2,298)	(2,449)
Total net deferred tax assets (liabilities)	$ 8,111	$ 414

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled:

(in millions)	2024	2023
January 1	$3,323	$2,036
Increase due to current year tax positions	167	225
Increase due to prior year tax positions	174	1,338
Decrease due to prior year tax positions	(50)	(89)
Settlements	(13)	(144)
Lapse of statute	(33)	(43)
December 31	$3,568	$3,323

Abbott's unrecognized tax benefits table includes amounts related to tax positions for which a deferred tax asset has not been recognized because the recognition of the future benefit is not expected.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $2.6 billion. Abbott believes that it is reasonably possible that the recorded amount of gross unrecognized tax benefits may decrease approximately $90 million, including cash adjustments, within the next twelve months as a result of concluding various domestic and international tax matters.

NOTE 16 — SEGMENT AND GEOGRAPHIC AREA INFORMATION

Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world.

Abbott's reportable segments are as follows:

Established Pharmaceutical Products—International sales of a broad line of branded generic pharmaceutical products.

Nutritional Products—Worldwide sales of a broad line of adult and pediatric nutritional products.

Diagnostic Products—Worldwide sales of diagnostic systems and tests for blood banks, hospitals, commercial laboratories and alternate-care testing sites. For segment reporting purposes, the Core Laboratory Diagnostics, Rapid Diagnostics, Molecular Diagnostics and Point of Care Diagnostics businesses are aggregated and reported as the Diagnostic Products segment.

Medical Devices—Worldwide sales of rhythm management, electrophysiology, heart failure, vascular, structural heart, neuromodulation and diabetes care products. For segment reporting purposes, the Cardiac Rhythm Management, Electrophysiology, Heart Failure, Vascular, Structural Heart, Neuromodulation and Diabetes Care divisions are aggregated and reported as the Medical Devices segment.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. The chief operating decision maker (CODM) at Abbott is the Chief Executive Officer (CEO). The CODM primarily considers sales and operating margin to assess the performance of segments and to allocate resources, where segment operating margin profitability includes cost of products sold and operating expenses. The cost of some corporate functions and the cost of certain employee benefits are charged to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated to segments. In addition, intangible asset amortization is not allocated to operating segments, and intangible assets and goodwill are not included in the measure of each segment's assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and are not presented in accordance with generally accepted accounting principles applied to the consolidated financial statements.

(in millions)	Net Sales to External Customers (a) 2024	2023	2022	Cost of Products Sold 2024	2023	2022	Research and Development 2024	2023	2022	Selling, General and Administrative 2024	2023	2022	Operating Earnings (a) 2024	2023	2022
Established Pharmaceuticals	$ 5,194	$ 5,066	$ 4,912	$ (2,444)	$ (2,357)	$ (2,305)	$ (176)	$ (173)	$ (186)	$ (1,341)	$(1,330)	$(1,372)	$ 1,233	$ 1,206	$ 1,049
Nutritionals	8,413	8,154	7,459	(4,532)	(4,495)	(4,314)	(209)	(204)	(191)	(2,167)	(2,122)	(2,248)	1,505	1,333	706
Diagnostics (b)	9,341	9,988	16,469	(4,995)	(5,264)	(7,287)	(656)	(698)	(777)	(1,617)	(1,593)	(1,765)	2,073	2,433	6,640
Medical Devices (b)	18,986	16,887	14,802	(6,408)	(5,803)	(4,968)	(1,546)	(1,362)	(1,328)	(4,879)	(4,416)	(4,070)	6,153	5,306	4,436
Total	$41,934	$40,095	$43,642	$(18,379)	$(17,919)	$(18,874)	$(2,587)	$(2,437)	$(2,482)	$(10,004)	$(9,461)	$(9,456)	$10,964	$10,278	$12,831
Other	16	14	11												
Net sales	$41,950	$40,109	$43,653												
Corporate functions and plan benefit costs													(422)	(308)	(509)
Net interest expense													(215)	(252)	(375)
Share-based compensation													(673)	(644)	(685)
Amortization of Intangible assets													(1,878)	(1,966)	(2,013)
Other, net (c)													(763)	(444)	(943)
Earnings before Taxes													$ 7,013	$ 6,664	$ 8,306

(a) In 2024, 2023 and 2022, foreign exchange unfavorably impacted net sales and operating earnings.

(b) 2022 Sales and Operating Earnings for the Diagnostic Products and Medical Devices reportable segments have been updated to reflect the internal transfer of the Acelis Connected Health business from Diagnostic Products to Medical Devices on January 1, 2023.

(c) Other, net includes costs directly related to integrating acquired businesses and restructuring charges in 2024, 2023, and 2022. Charges and expenses for restructuring actions and other cost reduction initiatives were approximately $185 million in 2024, $122 million in 2023, and $265 million in 2022. Other, net also includes: in 2024, a $143 million loss on the divestiture of a non-core business, as well as intangible and IRP&D asset impairments; in 2023, charges of $100 million related to intangible asset impairments, partially offset by income arising from fair value changes in contingent consideration related to previous business acquisitions; and in 2022, charges of $176 million related to a voluntary recall within the Nutritional products segment and charges of $111 million related to the impairment of IPR&D intangible assets.

(in millions)	Depreciation 2024	2023	2022	Additions to Property and Equipment 2024	2023	2022	Total Assets 2024	2023	2022
Established Pharmaceuticals	$ 96	$ 104	$ 97	$ 183	$ 185	$ 175	$ 3,087	$ 3,118	$ 2,883
Nutritionals	159	155	155	382	457	251	4,404	4,270	3,625
Diagnostics	521	499	494	758	750	832	7,678	7,767	7,985
Medical Devices	343	315	311	630	604	335	9,472	9,029	7,844
Total Reportable Segments	1,119	1,073	1,057	1,953	1,996	1,593	$24,641	$24,184	$22,337
Other	221	204	197	292	213	182			
Total	$1,340	$1,277	$1,254	$2,245	$2,209	$1,775			

(in millions)	2024	2023
Total Reportable Segment Assets	$24,641	$24,184
Cash and investments	8,853	8,078
Goodwill and intangible assets	29,755	32,494
All other (e)	18,165	8,458
Total Assets	$81,414	$73,214

(d) Amounts exclude property, plant and equipment acquired through business acquisitions.

(e) All other includes the long-term assets associated with the defined benefit plans of $5.7 billion in 2024 and $4.2 billion in 2023. In 2024, all other also includes $7.5 billion deferred tax assets for which full valuation allowances were adjusted in 2024.

(in millions)	Net Sales to External Customers (f)		
	2024	2023	2022
United States	$16,323	$15,452	$18,142
Germany	2,539	2,345	2,340
China	2,113	2,253	2,133
India	1,817	1,750	1,649
Switzerland	1,747	1,638	1,336
Japan	1,441	1,513	1,932
Netherlands	1,124	1,074	1,111
All Other Countries	14,846	14,084	15,010
Consolidated	$41,950	$40,109	$43,653

(f) Sales by country are based on the country that sold the product..

Long-lived assets on a geographic basis primarily include property and equipment. It excludes goodwill, intangible assets, deferred tax assets, and financial instruments. At December 31, 2024 and 2023, long-lived assets totaled $18.5 billion and $16.2 billion, respectively, and in the United States such assets totaled $10.3 billion and $8.9 billion, respectively. Long-lived asset balances associated with other countries were not material on an individual country basis in either of the two years.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Abbott Laboratories is responsible for establishing and maintaining adequate internal control over financial reporting. Abbott's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Abbott's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2024, the company's internal control over financial reporting was effective based on those criteria.

Abbott's independent registered public accounting firm has issued an audit report on their assessment of the effectiveness of the company's internal control over financial reporting. This report appears on page 79.

Robert B. Ford
Chairman of the Board and Chief Executive Officer

Philip P. Boudreau
Executive Vice President, Finance and Chief Financial Officer

John A. McCoy, Jr.
Vice President, Finance and Controller

February 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Abbott Laboratories

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Abbott Laboratories and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2025 expressed an unqualified opinion thereon.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTER

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income taxes – Unrecognized tax benefits

Description of the Matter

As described in Note 15 to the consolidated financial statements, unrecognized tax benefits were approximately $3.6 billion at December 31, 2024. Unrecognized tax benefits are assessed by management quarterly for identification and measurement, or more frequently if there are any indicators suggesting a change in unrecognized tax benefits. Assessing tax positions involves judgment including interpreting tax laws of multiple jurisdictions and assumptions relevant to the measurement of an unrecognized tax benefit, including the estimated amount of tax liability that may be incurred should the tax position not be sustained upon inspection by a tax authority. These judgments and assumptions can significantly affect unrecognized tax benefits.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's identification and measurement of unrecognized tax benefits, as well as its process for the assessment of events that may indicate a change in unrecognized tax benefits is warranted. For example, we tested controls over management's review of the completeness of identified unrecognized tax benefits, as well as controls over management's review of significant assumptions used within the measurement of unrecognized tax benefits.

With the support of our tax professionals, among other audit procedures performed, we evaluated the reasonableness of management's judgment with respect to the interpretation of tax laws of multiple jurisdictions by reading and evaluating management's documentation, including relevant accounting policies, and by considering how tax laws, including statutes, regulations, and case law, affected management's judgments. We tested the completeness of management's assessment of the identification of unrecognized tax benefits including evaluation of the technical merits of the unrecognized tax benefits. We also tested the appropriateness and consistency of management's methods and significant assumptions associated with the measurement of unrecognized tax benefits, including assessing the estimated amount of tax liability that may be incurred should the tax position not be sustained upon inspection by a tax authority.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois
February 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Abbott Laboratories

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Abbott Laboratories and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Abbott Laboratories and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 21, 2025 expressed an unqualified opinion thereon.

BASIS FOR OPINION

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois
February 21, 2025

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

MARKET PRICE SENSITIVE INVESTMENTS

The fair value of equity securities held by Abbott with a readily determinable fair value was approximately $10 million and $12 million as of December 31, 2024 and 2023, respectively. These equity securities are subject to potential changes in fair value. A hypothetical 20 percent decrease in the share prices of these investments would decrease their fair value at December 31, 2024 by approximately $2 million. Changes in the fair value of these securities are recorded in earnings. The fair value of investments in mutual funds that are held in a rabbi trust for the purpose of paying benefits under a deferred compensation plan was approximately $313 million and $314 million as of December 31, 2024 and 2023, respectively. Changes in the fair value of these investments, as well as an offsetting change in the benefit obligation, are recorded in earnings.

NON-PUBLICLY TRADED EQUITY SECURITIES

Abbott holds equity securities that are not traded on public stock exchanges. The carrying value of these investments was $91 million and $88 million as of December 31, 2024 and 2023, respectively. No individual investment is recorded at a value in excess of $20 million. Abbott measures these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

INTEREST RATE SENSITIVE FINANCIAL INSTRUMENTS

At December 31, 2024 and 2023, Abbott had interest rate hedge contracts with notional values totaling $2.2 billion to manage its exposure to changes in the fair value of debt. The effect of these hedges is to change the fixed interest rate to a variable rate for the portion of the debt that is hedged. Abbott does not use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its investment securities. The fair value of long-term debt at December 31, 2024 and 2023 amounted to $13.7 billion and $14.8 billion, respectively (average interest rates of 3.8% and 3.6% as of December 31, 2024 and 2023, respectively) with maturities through 2046. At December 31, 2024 and 2023, the fair value of current and long-term investment securities amounted to approximately $1.2 billion. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or fair values.

FOREIGN CURRENCY SENSITIVE FINANCIAL INSTRUMENTS

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign currency exchange rates and are marked-to-market with the resulting gains or losses reflected in Accumulated other comprehensive income (loss). Gains or losses will be included in Cost of products sold at the time the products are sold, generally within the next twelve to eighteen months. At December 31, 2024 and 2023, Abbott held $7.0 billion and $7.3 billion of notional values, respectively, of such contracts. Contracts held at December 31, 2024 will mature in 2025 or 2026 depending on the contract. Contracts held at December 31, 2023 matured in 2024 or will mature in 2025 depending upon the contract.

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2024 and 2023, Abbott held $16.2 billion and $13.8 billion of notional values, respectively, of such contracts, which mature within 13 months.

Abbott has designated a yen-denominated, 5-year term loan of approximately $583 million and $419 million as of December 31, 2024 and December 31, 2023, respectively, as a hedge of the net investment in certain foreign subsidiaries. The change in the value of the debt is due to net incremental borrowing of $201 million, discussed in Note 10 — Debt and Lines of Credit, as well as changes in foreign exchange rates, recorded in Accumulated other comprehensive income (loss), net of tax.

The following table reflects the total foreign currency forward exchange contracts outstanding at December 31, 2024 and 2023:

(dollars in millions)	2024			2023		
	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)
Primarily U.S. dollars to be exchanged for the following currencies:						
Euro	$10,954	1.0848	$136	$ 9,221	1.0865	$(35)
Chinese Yuan	1,926	7.1132	22	2,115	7.0785	3
Japanese Yen	1,479	149.1298	51	1,635	138.2288	24
All other currencies	8,832	n/a	50	8,189	n/a	(54)
Total	$23,191		$259	$21,160		$(62)

FINANCIAL REVIEW

Abbott's revenues are derived primarily from the sale of a broad line of health care products, which include medical devices, diagnostic testing products, nutritional products and branded generic pharmaceuticals. These products are sold under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and the measurement of net sales and costs is impacted by foreign currency translation. Sales in international markets comprise 61 percent of consolidated net sales.

Abbott's sales growth in 2024 was primarily driven by the Medical Devices, Established Pharmaceutical and Nutritional businesses. The growth is the result of a productive research and development (R&D) pipeline and a combination of the introduction of new products and indication expansions across various businesses. Sales growth was negatively impacted by continued year-over-year decline in COVID-19 testing-related sales, as the COVID-19 pandemic shifted to an endemic state. In 2024, 2023 and 2022, Abbott's COVID-19 testing related sales total $747 million, $1.6 billion and $8.4 billion, respectively. Sales in emerging markets, which represent approximately 37 percent of total company sales, increased 8.2 percent in 2024 and 5.4 percent in 2023, excluding the impact of foreign exchange. (Emerging markets include all countries, except the United States, Japan, Canada, Australia, New Zealand, the United Kingdom and Western European countries.)

Abbott's operating margin profile increased in 2024 to 16.3 percent from 16.2 percent in 2023. The increase in 2024 reflects the favorable impact of margin improvement initiatives, partially offset by foreign exchange and inflation. In 2022, operating margin as a percentage of sales was 19.2 percent. The decrease in 2023 from 2022 reflects the unfavorable effects of lower COVID-19 testing-related sales, foreign exchange, and higher costs for various manufacturing inputs. In 2023, these unfavorable effects were partially offset by the favorable impact of margin improvement initiatives.

With respect to the performance of each reportable segment over the last three years, sales in the Medical Devices segment, excluding the impact of foreign exchange, increased 13.7 percent in 2024 and 15.1 percent in 2023. In Medical Devices, sales in 2024 and 2023 increased across all businesses, with double-digit growth in Diabetes Care, Structural Heart, Electrophysiology, and Heart Failure. In 2023, Neuromodulation sales also increased double digits. Growth was led by Diabetes Care where sales of Abbott's continuous glucose monitoring (CGM) systems continued to increase and totaled $6.4 billion in 2024 and $5.3 billion in 2023.

In 2024, key product approvals in the Medical Devices segment included:

- U.S. Food and Drug Administration (FDA) clearance for two new over-the-counter CGM systems, Lingo® and Libre Rio™, which are based on Abbott's FreeStyle Libre® CGM technology,

- FDA approval of the Esprit™ below-the-knee (BTK) system, which is designed to keep arteries open in people living with peripheral artery disease and deliver a drug to support vessel healing prior to completely dissolving,

- FDA approval of TriClip®, which provides a minimally invasive treatment option for patients with tricuspid regurgitation, or a leaky tricuspid heart valve,

- CE Mark for the Aveir® dual chamber (DR) leadless pacemaker system, which is the world's first dual chamber leadless pacemaker system that treats people with abnormal or slow heart rhythms, and

- FDA clearance for Advisor® HD Grid X Mapping Catheter, Sensor Enabled™, which will further support mapping of both pulsed field ablation (PFA) and radiofrequency (RF) ablation cases.

Operating earnings for the Medical Devices segment increased 16.0 percent in 2024 and 19.6 percent in 2023. The operating margin profile for the Medical Devices segment increased from 30.0 percent in 2022 to 31.4 percent in 2023 and then increased to 32.4 percent in 2024. The increase in 2024 from 2022 reflects the impact of higher sales volumes across the Medical Devices businesses.

In Abbott's Diagnostics segment, sales decreased 3.9 percent in 2024 and 38.2 percent in 2023, excluding the impact of foreign exchange. The 2024 and 2023 sales decreases were driven by continued lower demand for the company's portfolio of COVID-19 tests, partially offset by higher volume of routine diagnostic tests in the Rapid Diagnostics and Core Laboratory businesses and the continued deployment of Abbott's Alinity® testing platform. Abbott continues to build out its test menu for the Alinity testing platform. In the first quarter of 2024, Abbott received FDA clearance of its i-STAT™ traumatic brain injury (TBI) cartridge for use with the i-STAT Alinity instrument, a whole blood point-of-care test to help assess mild TBI. In the fourth quarter of 2023, Abbott received FDA approval of its new laboratory automation system, GLP systems Track™, to help laboratories optimize lab performance by consolidating multiple analytical instruments into a unified workflow.

In 2024, operating earnings for the Diagnostics segment decreased 14.8 percent. The operating margin profile decreased from 40.3 percent in 2022 to 22.2 percent in 2024 primarily due to lower demand for Abbott's COVID-19 tests.

FINANCIAL REVIEW

In Abbott's Nutritional Products segment, total pediatric nutrition sales, excluding the impact of foreign exchange, increased 3.7 percent in 2024 and 14.8 percent in 2023, which includes market share recovery in the U.S. infant formula business following the voluntary recall of certain products in 2022, as discussed below, and the continued favorable impact of price increase initiatives. Excluding the impact of foreign exchange, total adult nutrition sales increased 8.0 percent in 2024 and 8.8 percent in 2023, led by the continued growth of Abbott's Ensure® and Glucerna® products. U.S. Adult Nutritionals sales were partially offset by the discontinuation of the ZonePerfect® product line.

In 2024, operating earnings for the Nutritional Products segment increased 12.9 percent compared to 2023. Operating margin profile for this segment increased from 9.5 percent in 2022 to 16.4 percent in 2023 and then increased to 17.9 percent in 2024. The increase in 2024 reflects the favorable effects of higher sales, the favorable impact of price increases and a continued focus on margin improvement initiatives. The increase in 2023 reflects the favorable effects of higher sales and a continued focus on margin improvement initiatives, partially offset by higher commodity and other costs.

In February 2022, Abbott's U.S. Pediatric Nutrition business was impacted by a voluntary recall of certain infant powder formula products manufactured at its facility in Sturgis, Michigan, at which time the company temporarily stopped operations at that facility. Abbott took various actions to mitigate the impact of the recall on the supply of formula in the U.S. Abbott resumed operations later in 2022 and made significant progress through 2023 to increase production of infant formula in the U.S and recover market share. Beginning in the fourth quarter of 2023 and through 2024, Abbott has regained and maintained its market-leading position in the U.S., as measured on a volume basis.

The Established Pharmaceutical Products segment focuses on the sale of its products in emerging markets. Excluding the impact of foreign exchange, Established Pharmaceutical sales increased 9.2 percent in 2024 and 10.9 percent in 2023. The sales increase in 2024 was led by higher revenue in several countries in Latin America, Southeast Asia and the Middle East and across several therapeutic areas, including respiratory, gastroenterology, cardio-metabolic and central nervous system/pain management. The sales increase in 2023 reflects higher sales in several geographies including India, Vietnam, and Brazil. In 2024, operating earnings for the Established Pharmaceutical Products segment increased 2.2 percent. Operating margin profile increased from 21.4 percent in 2022 to 23.7 percent in 2024 primarily due to the impact of margin improvement initiatives and higher sales, partially offset by inflation on various product inputs.

With respect to Abbott's financial position, at December 31, 2024 and 2023, Abbott's cash and cash equivalents and short-term investments total approximately $8.0 billion and $7.3 billion, respectively. Abbott's long-term debt totals $14.1 billion and $14.7 billion at December 31, 2024 and 2023, respectively.

Abbott declared dividends of $2.24 per share in 2024 and $2.08 per share in 2023, an increase of 7.7 percent. Dividends paid totaled $3.8 billion in 2024 compared to $3.6 billion in 2023. The year-over-year change in the amount of dividends paid reflects the increase in the dividend rate. In December 2024, Abbott increased the company's quarterly dividend by 7.3 percent to $0.59 per share from $0.55 per share, effective with the dividend paid in February 2025. In December 2023, Abbott increased the company's quarterly dividend by 7.8 percent to $0.55 per share from $0.51 per share, effective with the dividend paid in February 2024.

On September 22, 2023, Abbott completed the acquisition of Bigfoot Biomedical, Inc. (Bigfoot), which furthers Abbott's efforts to develop connected solutions for making diabetes management more personal and precise. On April 27, 2023, Abbott completed the acquisition of Cardiovascular Systems, Inc. (CSI). CSI's atherectomy system, which is used in treating peripheral and coronary artery disease, adds complementary technologies to Abbott's portfolio of vascular device offerings.

In 2025, Abbott will focus on continuing to invest in product development areas that provide the opportunity for strong sustainable growth over the next several years. In its diagnostics business, Abbott's focus will include driving sales growth from its Alinity suite of diagnostics instruments along with GLP track integration and its portfolio of rapid diagnostic testing systems. In the medical devices business, Abbott will focus on growing recently launched new products and expanding its market position across the various businesses. In its nutritional business, Abbott will continue to focus on driving growth globally and further enhancing its portfolio with the introduction of science-based products and line extensions. In the established pharmaceuticals business, Abbott will continue to focus on growing its business with the depth and breadth of its portfolio in emerging markets.

CRITICAL ACCOUNTING POLICIES

Sales Rebates — In 2024, 48 percent of Abbott's consolidated gross revenues were subject to various forms of rebates and allowances that Abbott recorded as reductions of revenues at the time of sale. Most of these rebates and allowances in 2024 are in the Nutritional Products and Diabetes Care businesses. Abbott provides rebates to state agencies that administer the Special Supplemental Nutrition Program for Women, Infants, and Children (WIC), wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from one to six months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Rebates and chargebacks charged against gross sales in 2024, 2023, and 2022 amounted to $4.4 billion in 2024 and $3.9 billion in 2023 and 2022, or 18.6 percent, 17.4 percent, and 17.6 percent of gross sales, respectively, based on gross sales of approximately $23.5 billion, $22.7 billion, and $22.4 billion, respectively, subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales by approximately $235 million in 2024. Abbott considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales. Other allowances charged against gross sales were approximately $319 million, $263 million, and $280 million for cash discounts in 2024, 2023, and 2022, respectively, and $211 million, $169 million, and $379 million for returns in 2024, 2023, and 2022, respectively. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

Management analyzes the adequacy of ending rebate accrual balances each quarter. In the domestic nutritional business, management uses both internal and external data available to estimate the accruals. In the WIC business, estimates are required for the amount of WIC sales within each state where Abbott holds the WIC contract. The state where the sale is made, which is the determining factor for the applicable rebated price, is reliably determinable. Rebated prices are based on contractually obligated agreements generally lasting a period of two to four years. Except for a change in contract price or a transition period before or after a change in the supplier for the WIC business in a state, accruals are based on historical redemption rates and data from the U.S. Department of Agriculture (USDA) and the states submitting rebate claims. The USDA, which administers the WIC program, has been making its data available for many years. Management also estimates the states' processing lag time based on sales and claims data. Management has access to several large customers' inventory management data, which allows management to make reliable estimates of inventory in the retail distribution channel. At December 31, 2024, Abbott had WIC business in 42 states.

Historically, adjustments to prior years' rebate accruals have not been material to net earnings. Abbott employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

Income Taxes — Abbott operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Abbott operates globally, the nature of the audit items is often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. Abbott employs internal and external tax professionals to minimize audit adjustment amounts where possible. In accordance with the accounting rules relating to the measurement of tax contingencies, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Application of these rules requires a significant amount of judgment. In the U.S., Abbott's federal income tax returns through 2016 were settled as of December 31, 2024. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

Pension and Post-Employment Benefits — Abbott offers pension benefits and post-employment health care to many of its employees. Abbott engages outside actuaries to assist in the determination of the obligations and costs under these programs. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and are a forward projection of health care costs as of the measurement date. A difference between the assumed rates and the actual rates, which will not be known for years, can be significant in relation to the obligations and the annual cost recorded for these programs. The net actuarial gains for these plans in 2024 reflect the impact of actual asset returns during the year in excess of expected returns and the impact of higher discount rates on the measurement of plan liabilities. At December 31, 2024, pretax net actuarial losses and prior service costs and (credits) recognized in Accumulated other comprehensive income (loss) were net losses of $777 million for Abbott's defined benefit plans and net losses of $21 million for Abbott's medical and dental plans. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period.

FINANCIAL REVIEW

Valuation of Intangible Assets — Abbott has acquired and continues to acquire significant intangible assets that Abbott records at fair value at the acquisition date. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the health care field and valuations are usually based on a discounted cash flow analysis. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. Abbott engages independent valuation experts who review Abbott's critical assumptions and calculations for acquisitions of significant intangibles. Abbott reviews definite-lived intangible assets for impairment each quarter. An undiscounted net cash flows approach is used to test for impairment. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest group level for which cash flows are identifiable. Goodwill and indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, are reviewed for impairment annually or when an event that could result in an impairment occurs. At December 31, 2024, goodwill amounted to $23.1 billion and net intangibles amounted to $6.6 billion. Amortization expense for intangible assets amounted to $1.9 billion in 2024 and $2.0 billion per year in 2023 and 2022. There was no reduction of goodwill relating to impairments in 2024, 2023, and 2022.

Litigation — Abbott accounts for litigation losses in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, Abbott is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Abbott estimates the range of possible loss to be from approximately $25 million to $35 million for its legal proceedings and environmental exposures. Accruals of approximately $30 million have been recorded at December 31, 2024 for these proceedings and exposures. These accruals represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies."

RESULTS OF OPERATIONS

SALES

The following table details the components of sales growth by reportable segment for the last two years:

	Total % Change	Components of % Change		
		Price	Volume	Exchange
Total Net Sales				
2024 vs. 2023	4.6	3.5	3.7	(2.6)
2023 vs. 2022	(8.1)	2.6	(8.7)	(2.0)
Total U.S.				
2024 vs. 2023	5.6	1.9	3.7	—
2023 vs. 2022	(14.8)	1.1	(15.9)	—
Total International				
2024 vs. 2023	3.9	4.6	3.5	(4.2)
2023 vs. 2022	(3.3)	3.7	(3.5)	(3.5)
Established Pharmaceutical Products Segment				
2024 vs. 2023	2.5	8.2	1.0	(6.7)
2023 vs. 2022	3.1	6.0	4.9	(7.8)
Nutritional Products Segment				
2024 vs. 2023	3.2	7.7	(1.7)	(2.8)
2023 vs. 2022	9.3	11.4	0.2	(2.3)
Diagnostic Products Segment				
2024 vs. 2023	(6.5)	1.4	(5.3)	(2.6)
2023 vs. 2022	(39.4)	(0.9)	(37.3)	(1.2)
Medical Devices Segment				
2024 vs. 2023	12.4	1.4	12.3	(1.3)
2023 vs. 2022	14.1	1.0	14.1	(1.0)

The increase in total net sales in 2024, excluding the impact of foreign exchange, primarily reflects higher sales in the Medical Devices, Established Pharmaceutical Products and Nutritional Products segments, partially offset by a decrease in demand for Abbott's rapid diagnostic tests to detect COVID-19. Abbott's COVID-19 testing-related sales totaled $747 million in 2024, $1.6 billion in 2023 and $8.4 billion in 2022. Excluding the impact of COVID-19 testing-related sales, Abbott's total net sales increased 7.0 percent in 2024. Excluding the impacts of COVID-19 testing-related sales and foreign exchange, Abbott's total net sales increased 9.6 percent. Abbott's net sales in 2024 were unfavorably impacted by changes in foreign exchange rates as the relatively stronger U.S. dollar decreased total international sales by 4.2 percent and total sales by 2.6 percent.

FINANCIAL REVIEW

The decrease in total net sales in 2023 reflects the decline in demand for Abbott's rapid diagnostic tests to detect COVID-19, partially offset by higher sales in the Medical Devices, Established Pharmaceutical Products and Nutritional Products segments. Excluding the impact of COVID-19 testing-related sales, Abbott's total net sales increased 9.2 percent in 2023. Excluding the impacts of COVID-19 testing-related sales and foreign exchange, Abbott's total net sales increased 11.7 percent. Abbott's net sales in 2023 were unfavorably impacted by changes in foreign exchange rates as the relatively stronger U.S. dollar decreased total international sales by 3.5 percent and total sales by 2.0 percent.

The table below provides detail by sales category for the years ended December 31. Percent changes are versus the prior year and are based on unrounded numbers.

(dollars in millions)	2024	2023	Total Change	Impact of Exchange	Total Change Excl. Exchange
Established Pharmaceutical Products—					
Key Emerging Markets	$3,858	$3,807	1.3%	(8.2)%	9.5%
Other	1,336	1,259	6.1	(2.3)	8.4
Nutritional Products—					
International Pediatric Nutritionals	1,815	1,957	(7.3)	(3.0)	(4.3)
U.S. Pediatric Nutritionals	2,208	1,977	11.7	–	11.7
International Adult Nutritionals	2,909	2,784	4.5	(6.0)	10.5
U.S. Adult Nutritionals	1,481	1,436	3.2	–	3.2
Diagnostic Products —					
Core Laboratory	5,235	5,159	1.5	(4.1)	5.6
Molecular	521	574	(9.2)	(0.7)	(8.5)
Point of Care	588	565	4.1	–	4.1
Rapid Diagnostics	2,997	3,690	(18.8)	(1.0)	(17.8)
Medical Devices —					
Rhythm Management	2,390	2,255	6.0	(0.9)	6.9
Electrophysiology	2,467	2,195	12.3	(2.1)	14.4
Heart Failure	1,279	1,161	10.2	(0.1)	10.3
Vascular	2,837	2,681	5.8	(0.9)	6.7
Structural Heart	2,246	1,944	15.5	(1.5)	17.0
Neuromodulation	962	890	8.2	(1.3)	9.5
Diabetes Care	6,805	5,761	18.1	(1.6)	19.7

(dollars in millions)	2023	2022	Total Change	Impact of Exchange	Total Change Excl. Exchange
Established Pharmaceutical Products —					
Key Emerging Markets	$3,807	$3,766	1.1%	(9.2)%	10.3%
Other	1,259	1,146	9.8	(3.0)	12.8
Nutritional Products —					
International Pediatric Nutritionals	1,957	1,919	2.0	(3.2)	5.2
U.S. Pediatric Nutritionals	1,977	1,562	26.6	–	26.6
International Adult Nutritionals	2,784	2,621	6.2	(4.2)	10.4
U.S. Adult Nutritionals	1,436	1,357	5.8	–	5.8
Diagnostic Products —					
Core Laboratory	5,159	4,888	5.5	(2.9)	8.4
Molecular	574	995	(42.3)	(0.7)	(41.6)
Point of Care	565	525	7.5	(0.2)	7.7
Rapid Diagnostics	3,690	10,061	(63.3)	(0.4)	(62.9)
Medical Devices —					
Rhythm Management	2,255	2,119	6.5	(1.0)	7.5
Electrophysiology	2,195	1,927	13.9	(2.0)	15.9
Heart Failure	1,161	1,035	12.1	0.1	12.0
Vascular	2,681	2,483	8.0	(1.3)	9.3
Structural Heart	1,944	1,712	13.6	(0.7)	14.3
Neuromodulation	890	770	15.5	(0.9)	16.4
Diabetes Care	5,761	4,756	21.1	(0.8)	21.9

Notes:

The Acelis Connected Health business was internally transferred from Diagnostic Products to Medical Devices on January 1, 2023. As a result, $115 million of sales in 2022 were moved from Diagnostic Products to Medical Devices.

In order to compute results excluding the impact of exchange rates, current year U.S. dollar sales are multiplied or divided, as appropriate, by the current year average foreign exchange rates and then those amounts are multiplied or divided, as appropriate, by the prior year average foreign exchange rates.

Established Pharmaceutical Products sales increased 9.2 percent in 2024 and 10.9 percent in 2023, excluding the unfavorable impact of foreign exchange. Excluding the effect of foreign exchange, sales in Key Emerging Markets for Established Pharmaceutical Products increased 9.5 percent in 2024 and 10.3 percent in 2023, led by higher revenue in several countries and across several therapeutic areas, including respiratory, gastroenterology, cardiometabolic and central nervous system/pain management. Other Emerging Markets, excluding the effect of foreign exchange, increased by 8.4 percent in 2024 and 12.8 percent in 2023.

FINANCIAL REVIEW

Excluding the impact of foreign exchange, total Nutritional Products sales increased 5.9 percent in 2024 and 11.6 percent in 2023. In U.S. Pediatric Nutritional sales, the 11.7 percent increase in 2024 reflects infant formula market share gains and the continued favorable impact of price increases, partially offset by a decrease in PediaSure® and Pedialyte® product sales. In 2023, U.S. Pediatric Nutritional sales increased 26.6 percent as a result of market share recovery related to the voluntary recall of certain infant formula products in the first quarter of 2022, partially offset by a decrease in 2023 Pedialyte sales.

Excluding the effect of foreign exchange, the 4.3 percent decrease in International Pediatric Nutritional sales in 2024 reflects a decrease in sales in the Asia Pacific and Latin America regions, partially offset by increased sales in Canada and the Europe/ Middle East regions. Excluding the effect of foreign exchange, the 5.2 percent increase in International Pediatric Nutritional sales in 2023 reflects higher sales in Latin America and Canada, partially offset by the impact of exiting the pediatric nutrition business in China.

In 2024 and 2023, U.S. and International Adult Nutritional sales increased due to higher Ensure® and Glucerna® product sales. In 2024 and 2023, U.S. Adult Nutritional sales increased 3.2 percent and 5.8 percent, respectively, and International Adult Nutritional sales, excluding the effect of foreign exchange, increased 10.5 percent and 10.4 percent, respectively. In 2024, U.S. Adult Nutritional sales were partially offset by the discontinuation of the ZonePerfect® product line.

Excluding the effect of foreign exchange, Diagnostic Products segment sales decreased 3.9 percent in 2024 and 38.2 percent in 2023, driven by lower demand for COVID-19 tests. Rapid Diagnostics sales decreased 17.8 percent in 2024 and 62.9 percent in 2023, excluding the effect of foreign exchange. The decrease reflects lower demand for COVID-19 tests. Rapid Diagnostics COVID-19 testing-related sales were $725 million in 2024, $1.5 billion in 2023 and $7.9 billion in 2022.

Rapid Diagnostics sales, excluding COVID-19 testing-related sales, increased 4.8 percent in 2024 and remained unchanged in 2023. In 2024, Rapid Diagnostics sales increased 6.0 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales, due to strong demand for respiratory disease tests used to diagnose influenza, strep throat and RSV. In 2023, Rapid Diagnostics sales increased 1.3 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales. Growth in various Rapid Diagnostics products in 2023 was partially offset by the unfavorable effects of an early 2022 flu season and a later start of the 2023 flu season.

In Core Laboratory, sales increased 5.6 percent in 2024 and 8.4 percent in 2023, excluding the effect of foreign exchange. The increase in 2024 was due to the continued deployment of Abbott's Alinity® testing platform and higher volume of routine diagnostic testing performed in hospitals and other laboratories along with price increases, partially offset by lower sales in China. The increase in 2023 was due to higher year-over-year volume of routine diagnostic testing performed in hospitals and other laboratories, partially offset by lower test sales for the detection of COVID-19 IgG and IgM antibodies. Core Laboratory COVID-19 testing-related sales on Abbott's ARCHITECT® and Alinity i platforms were $10 million in 2024, $20 million in 2023, and $62 million in 2022. Excluding COVID-19 testing-related sales, Core Laboratory sales increased 1.7 percent in 2024 and 6.5 percent in 2023. Excluding the impact of foreign exchange and COVID-19 testing-related sales, Core Laboratory sales increased 5.8 percent in 2024 and 9.4 percent in 2023.

Excluding the effect of foreign exchange, total Medical Devices sales grew 13.7 percent in 2024 and 15.1 percent in 2023, led by double-digit growth in 2024 in Diabetes Care, Structural Heart, Electrophysiology and Heart Failure. Higher Diabetes Care sales were driven by continued growth in Abbott's CGM systems, in the U.S. and internationally. CGM sales totaled $6.4 billion in 2024, which reflected a 21.8 percent increase, excluding the effect of foreign exchange, over 2023 when CGM sales totaled $5.3 billion.

Procedure volumes continued to increase across the cardiovascular and neuromodulation businesses in 2024. In Structural Heart, excluding the effect of foreign exchange, the 17.0 percent and 14.3 percent sales increases in 2024 and 2023, respectively, reflect continued growth of the Navitor® and TriClip® products, as well as growth in surgical valves, structural interventions and other transcatheter repair sales.

Electrophysiology sales, excluding the effect of foreign exchange, increased 14.4 percent in 2024 and 15.9 percent in 2023 which primarily reflects higher procedure volumes and increased demand for catheters and cardiac mapping products across all regions.

In Heart Failure, the 10.3 percent increase in sales in 2024, excluding the effect of foreign exchange, primarily reflects growth in heart assist devices, which offer treatment for chronic and temporary conditions. In 2023, Heart Failure sales increased 12.0 percent, excluding the effect of foreign exchange, as procedure volumes and staffing challenges, which occurred during the COVID-19 pandemic, began to recover.

FINANCIAL REVIEW

In Rhythm Management, the 6.9 percent increase in 2024, excluding the impact of foreign exchange, was primarily due to growth in Aveir® leadless pacemaker and Assert IQ® implantable cardiac monitor sales. In 2023, the 7.5 percent increase, excluding the impact of foreign exchange, was due to growth across the portfolio of low and high voltage pacemakers, led by the Aveir leadless pacemaker that launched in 2022.

In Vascular, the 6.7 percent increase in 2024, excluding the impact of foreign exchange, was primarily due to higher vessel closure sales. In 2023, the 9.3 percent increase, excluding the impact of foreign exchange, was primarily due to the acquisition of CSI in April 2023.

Abbott's operations in Russia and Ukraine represent approximately 2 percent of Abbott's total revenues and net assets, and to date the financial impact of Russia's invasion of Ukraine has not been material to Abbott's operations or financial condition. Future implications are difficult to predict, but at present Abbott does not anticipate that the Russia-Ukraine conflict will have a material impact on its operations or financial condition. A more detailed discussion of the risks associated with the Russia-Ukraine conflict is contained in Item 1A. Risk Factors.

The expiration of licenses and patent protection can affect the future revenues and operating income of Abbott. There are no significant patent or license expirations in the next three years that are expected to materially affect Abbott.

OPERATING EARNINGS

Gross profit margins were 50.9 percent of net sales in 2024, 50.3 percent of net sales in 2023, and 51.5 percent of net sales in 2022. The increase in 2024 reflects the favorable impacts of margin improvement initiatives, partially offset by the unfavorable effect of foreign exchange. The decrease in 2023 reflects the unfavorable effects of lower sales of COVID-19 tests, foreign exchange, and higher costs for various manufacturing inputs, partially offset by the nonrecurrence of the negative impact in 2022 of the voluntary product recall in the nutritional business and the impact in 2023 of margin improvement initiatives.

Research and development (R&D) expenses were $2.8 billion in 2024, $2.7 billion in 2023, and $2.9 billion in 2022. The increase in R&D expense in 2024 was primarily driven by higher spending on various projects, partially offset by lower 2024 charges for the impairment of in-process R&D (IPR&D) assets acquired in previous business combinations. In 2023, the decrease in R&D expense was primarily driven by lower restructuring charges, lower impairment charges related to IPR&D acquired in previous business combinations, and other cost reductions.

Selling, general and administrative (SG&A) expenses were $11.7 billion in 2024, $10.9 billion in 2023 and $11.2 billion in 2022. In 2024, higher selling and marketing spending to drive growth across various businesses was partially offset by the favorable impact of foreign exchange. The 2023 decrease in SG&A expenses reflects the favorable impact of foreign exchange and lower restructuring charges in 2023, as well as the non-recurrence of 2022 expenses related to the voluntary product recall in the Nutritional Products segment.

RESTRUCTURINGS

In 2024, Abbott management approved plans to streamline certain operations in order to reduce costs and improve efficiencies in its Diagnostic, Medical Devices, Established Pharmaceutical and Nutritional businesses, including the discontinuation of its ZonePerfect® product line. Abbott recorded employee related severance and other charges of $129 million, of which $62 million was recorded in Cost of products sold, $21 million was recorded in Research and development, and $46 million was recorded in Selling, general and administrative expenses. Payments related to these actions totaled $32 million in 2024 and the remaining liability totaled $97 million at December 31, 2024. In addition, Abbott recognized inventory related charges of $34 million and fixed asset impairment charges of $12 million related to these restructuring plans.

In 2023, Abbott management approved plans to restructure various operations in order to reduce costs in its Medical Devices, Diagnostic, and Established Pharmaceutical businesses. Abbott recorded employee related severance and other charges of $144 million of which approximately $56 million was recorded in Cost of products sold, $22 million was recorded in Research and development and $66 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized fixed asset impairment and inventory related charges of $31 million related to these restructuring plans.

In 2022, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its Medical Devices, Nutritional, Diagnostic, and Established Pharmaceutical businesses. Abbott recorded employee related severance and other charges of $234 million of which $59 million was recorded in Cost of products sold, $36 million was recorded in Research and development and $139 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized inventory related charges of $23 million and fixed asset impairment charges of $4 million related to these restructuring plans.

INTEREST EXPENSE AND INTEREST (INCOME)

Interest expense, net decreased from $252 million in 2023 to $215 million in 2024. Interest expense decreased in 2024 due to the repayment of approximately $2.25 billion of long-term debt in September and November of 2023, partially offset by a reduction in interest income due to lower average cash and short-term investment balances versus the prior year. Interest expense, net decreased $123 million in 2023 due to the favorable impact of higher interest rates on interest income, partially offset by the negative impact of interest rate hedge contracts related to certain fixed-rate debt.

OTHER (INCOME) EXPENSE, NET

Other income, net was $376 million of income in 2024, $479 million of income in 2023 and $321 million of income in 2022. Other income, net includes income of approximately $542 million, $498 million, and $406 million in 2024, 2023, and 2022, respectively, related to the non-service cost components of the net periodic benefit costs associated with the pension and post-retirement medical plans. The decrease in 2024 reflects the recognition of a $143 million loss on the sale of a non-core business related to the Established Pharmaceutical Products segment. The decrease in 2024 was partially offset by an increase in income associated with the non-service cost components of net pension and post-retirement medical benefit costs. In 2023, Other income, net included equity investment impairments that totaled approximately $39 million, as well as income from a $42 million reduction in the fair value of contingent consideration related to previous business acquisitions.

TAXES ON EARNINGS

Taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

Taxes on earnings include approximately $50 million, $22 million and $43 million in excess tax benefits associated with share-based compensation in 2024, 2023 and 2022, respectively. As a result of the resolution of various tax positions related to prior years, taxes on earnings in 2024, 2023 and 2022 also include approximately $25 million, $80 million and $20 million of net tax expense, respectively. In the fourth quarter of 2024, taxes on earnings includes $7.5 billion in non-cash valuation allowance adjustments resulting from the restructuring of certain foreign affiliates and the confirmation of certain tax filing positions. The restructuring improved profitability to several of Abbott's affiliates and management concluded that the related preexisting deferred tax assets, which historically had a full valuation allowance, were more likely than not to be realizable in future periods. In particular, Abbott considered the likelihood of sustained ongoing profitability of the affiliates as a positive factor that outweighed all available negative evidence considered. Accordingly, Abbott released the full valuation allowance on such deferred tax assets and recorded the offset to tax expense.

The U.S. Tax Cuts and Jobs Act (TCJA) includes a one-time transition tax that is based on Abbott's total post-1986 earnings and profits (E&P) that were previously deferred from U.S. income taxes. The tax computation also requires the determination of the amount of post-1986 E&P considered held in cash and other specified assets. As of December 31, 2024, the remaining balance of Abbott's transition tax obligation related to the TCJA is approximately $432 million, which will be paid over the next two years

as allowed by the TCJA. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

In the U.S., Abbott's federal income tax returns through 2016 are settled. In September 2023, Abbott received a Statutory Notice of Deficiency (SNOD) from the U.S. Internal Revenue Service (IRS) for the 2019 Federal tax year in the amount of $417 million. The primary adjustments proposed in the SNOD relate to the reallocation of income between Abbott's U.S. entities and its foreign affiliates. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit, in part because certain adjustments contradict methods that were agreed to with the IRS in prior audit periods. The SNOD also contains other proposed adjustments that Abbott believes are erroneous and unsupported. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December 2023.

In June 2024, Abbott received a SNOD from the IRS for the 2017 and 2018 Federal tax years in the amount of $192 million. The matters proposed in the 2017/2018 SNOD are substantially similar to the income allocation adjustments included in the 2019 SNOD. Abbott filed a petition in September 2024 with the U.S. Tax Court contesting the 2017/2018 SNOD in a manner consistent with its petition for the 2019 SNOD.

In October 2024, Abbott received a SNOD from the IRS for the 2020 Federal tax year assessing an additional $443 million of income tax. The primary adjustments proposed in the SNOD are substantially similar to the income allocation adjustments included in the 2017/2018 and 2019 SNODs. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit. The SNOD also contains other proposed adjustments and omissions that Abbott believes are erroneous and unsupported. In addition to the tax assessment for the 2020 tax year, the 2020 SNOD also contested a deduction for which an estimated $440 million cash tax benefit would be available in a different taxable year as allowed under applicable U.S. tax law. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December 2024.

Abbott intends to vigorously defend its filing positions through ongoing discussions with the IRS, the IRS independent appeals process and/or through litigation as necessary. Abbott reserves for uncertain tax positions related to unresolved matters with the IRS and other taxing authorities. Abbott continues to believe that its reserves for uncertain tax positions are appropriate.

There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which Abbott expects to be individually significant. Reserves for interest and penalties are not significant.

FINANCIAL REVIEW

The Organization for Economic Cooperation & Development (OECD) has proposed a two-pillared plan for a revised international tax system. Pillar 1 proposes to reallocate taxing rights among the jurisdictions in which in-scope multinational corporations operate. Abbott is continuing to analyze the Pillar 1 proposal. Pillar 2 proposes to assess a 15 percent minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Numerous countries have enacted legislation to adopt the Pillar 2 model rules. The enactment of current Pillar 2 model rules did not and is not projected to have a material impact to Abbott's consolidated financial statements.

See Note 15 — Taxes on Earnings to the consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.

RESEARCH AND DEVELOPMENT PROGRAMS

Abbott currently has numerous pharmaceutical, medical device, diagnostic and nutritional products in development.

RESEARCH AND DEVELOPMENT PROCESS

In the Established Pharmaceutical Products segment, the development process focuses on the geographic expansion and continuous improvement of the segment's existing products to provide benefits to patients and customers. As Established Pharmaceutical Products does not actively pursue primary research, development usually begins with work on existing products or after the completion of an acquisition or licensing agreement.

Depending upon the product, the phases of development may include:

- Drug product development.
- Phase I bioequivalence studies to compare a future Established Pharmaceutical's brand with an already marketed compound with the same active pharmaceutical ingredient (API).
- Phase II studies to test the efficacy of benefits in a small group of patients.
- Phase III studies to broaden the testing to a wider population that reflects the actual medical use.
- Phase IV and other post-marketing studies to obtain new clinical use data on existing products within approved indications.

The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions. The process may range from one year for a bioequivalence study project to six or more years for complex formulations, new indications, or geographic expansion in specific countries.

In the Diagnostic Products segment, the phases of the research and development process include:

- Discovery, which focuses on identification of a product that will address a specific therapeutic area, platform, or unmet clinical need.
- Concept/Feasibility, during which the materials and manufacturing processes are evaluated; testing may include product characterization and analysis is performed to confirm clinical utility.
- Development, during which extensive testing is performed to demonstrate that the product meets specified design requirements and that the design specifications conform to user needs and intended uses.

The regulatory requirements for diagnostic products vary across different countries and geographic regions. In the U.S., the FDA classifies diagnostic products into classes (I, II, or III) and the classification determines the regulatory process for approval. While the Diagnostics segment has products in all three classes, the vast majority of its products are categorized as Class I or Class II. Submission of a separate regulatory filing is not required for Class I products. Class II products typically require premarket notification to the FDA through a regulatory filing known as a 510(k) submission. Most Class III products are subject to the FDA's Premarket Approval (PMA) requirements. Other Class III products, such as those used to screen blood, require the submission and approval of a Biological License Application (BLA).

In the European Union (EU), diagnostic products are also categorized into different categories and the regulatory process, which had been governed by the European In Vitro Diagnostic Medical Device Directive, depends upon the category. Certain product categories requiring review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the Directive. Other products only require a self-certification process. In 2017, the EU adopted the new In Vitro Diagnostic Regulation (IVDR) which replaced the existing directive in the EU for in vitro diagnostic products and imposed additional premarket and post-market regulatory requirements on manufacturers of such products. In July 2024, the IVDR was amended to extend the transition timeline period for dates of compliance as long as December 2029, depending on the diagnostic device classification. The diagnostic device must meet additional specific conditions set out in the amended regulations. However, the amendment did not delay the date of application of the IVDR itself which took effect on May 26, 2022.

FINANCIAL REVIEW

In the Medical Devices segment, the research and development process begins with research on a specific technology that is evaluated for feasibility and commercial viability. If the research program passes that hurdle, it moves forward into development. The development process includes evaluation, selection and qualification of a product design, completion of applicable clinical trials to test the product's safety and efficacy, and validation of the manufacturing process to demonstrate its repeatability and ability to consistently meet pre-determined specifications.

Similar to the diagnostic products discussed above, in the U.S., medical devices are classified as Class I, II, or III. Most of Abbott's medical device products are classified as Class II devices that follow the 510(k) regulatory process or Class III devices that are subject to the PMA process.

In the EU, medical devices are also categorized into different classes and the regulatory process, which had been governed by the European Medical Device Directive and the Active Implantable Medical Device Directive, varies by class. In the second quarter of 2017, the EU adopted the new Medical Devices Regulation (MDR) which replaced the existing directives in the EU for medical devices and imposes additional premarket and post-market regulatory requirements on manufacturers of such products. The MDR applies to manufacturers as of May 26, 2021 with extended transition periods lasting as long as December 31, 2028 depending on the risk classification of the device in the regulation. Each product must bear a CE mark to show compliance with the MDR.

Some products require submission of a design dossier to the appropriate regulatory authority for review and approval prior to CE marking of the device. For other products, the company is required to prepare a technical file which includes testing results and clinical evaluations but can self-certify its ability to apply the CE mark to the product. Outside the U.S. and the EU, the regulatory requirements vary across different countries and regions.

After approval and commercial launch of some medical devices, post-market trials may be conducted either due to a conditional requirement of the regulatory market approval or with the objective of proving product superiority.

In the Nutritional Products segment, the research and development process generally focuses on identifying and developing ingredients and products that address the nutritional needs of particular populations (e.g., infants and adults) or patients (e.g., people with diabetes). Depending upon the country and/or region, if claims regarding a product's efficacy will be made, clinical studies typically must be conducted.

In the U.S., the FDA requires that it be notified of proposed new formulations and formulation or packaging changes related to infant formula products. Prior to the launch of an infant formula or product packaging change, the company is required to obtain the FDA's confirmation that it has no objections to the proposed product or packaging. For other nutritional products, notification or pre-approval from the FDA is not required unless the product includes a new food additive. In some countries, regulatory approval may be required for certain nutritional products, including infant formula and medical nutritional products.

AREAS OF FOCUS

In 2025 and beyond, Abbott expects to focus on the following areas:

Established Pharmaceuticals — Abbott focuses on building country-specific portfolios made up of high-quality medicines that meet the needs of people in emerging markets. Over the next several years, Abbott plans to expand its product portfolio in key therapeutic areas and biosimilars with the aim of addressing the health needs of more people in emerging markets and being among the first to launch new off-patent and differentiated medicines. In addition, Abbott continues to expand existing brands into new markets, implement product enhancements that provide value to patients and acquire strategic products and technology through licensing activities. Abbott is also actively working on the further development of several key brands such as Creon™, Duphaston™, Femoston™ and Influvac™. Depending on the product, the activities focus on development of new data, markets, formulations, delivery systems, or indications.

Medical Devices — Abbott's research and development programs focus on:

- *Cardiac Rhythm Management* – Development of next-generation rhythm management technologies, including advanced communication capabilities and leadless pacing therapies.

- *Heart Failure* – Continued enhancements to Abbott's mechanical circulatory support and pulmonary artery pressure systems, including enhanced clinical performance and usability.

- *Electrophysiology* – Development of next-generation technologies in the areas of ablation, diagnostic, mapping, and visualization and recording.

- *Vascular* – Development of next-generation technologies for use in coronary and peripheral vascular procedures.

- *Structural Heart* – Development of transcatheter and surgical devices for the repair and replacement of heart valves, and occlusion therapies for congenital heart defects and stroke-risk reduction.

- *Neuromodulation* – Development of clinical evidence and next-generation technologies leveraging digital health to support improved patient clinical outcomes, physician engagement, and expanded indications in the treatment of chronic pain, movement disorders and other indications.

- *Diabetes Care* – Develop enhancements and additional indications for continuous monitoring products to help patients improve their ability to manage diabetes and for use beyond diabetes.

Nutritionals — Abbott is focusing its research and development spend on platforms that span the pediatric and adult nutrition areas: gastrointestinal/immunity health, brain health, mobility and metabolism, and user experience platforms. Numerous new products that build on advances in these platforms are currently under development, including clinical outcome testing, and are expected to be launched over the coming years.

FINANCIAL REVIEW

Core Laboratory Diagnostics — Abbott continues to commercialize its next-generation blood and plasma screening, immunoassay, clinical chemistry and hematology systems, along with assays, including a focus on unmet medical needs, in various areas including infectious disease, cardiac care, metabolics, oncology, and neurologic assays as well as informatics solutions to help optimize diagnostics laboratory performance and automation solutions to increase efficiency in laboratories.

Rapid Diagnostics — Abbott's research and development programs focus on the development of diagnostic products for infectious disease, cardiometabolic disease and toxicology.

In addition, the Diagnostic Products segment continues to pursue the FDA's customary regulatory process for remaining COVID-19 tests for which Emergency Use Authorizations (EUAs) were obtained and yet to be cleared.

Given the diversity of Abbott's business, its intention to remain a broad-based health care company and the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations over the next five years. Factors considered included research and development expenses projected to be incurred for the project over the next year relative to Abbott's total research and development expenses, as well as qualitative factors, such as marketplace perceptions and impact of a new product on Abbott's overall market position. There were no delays in Abbott's 2024 research and development activities that are expected to have a material impact on operations.

While the aggregate cost to complete the numerous projects currently in development is expected to be material, the total cost to complete will depend upon Abbott's ability to successfully finish each project, the rate at which each project advances, and the ultimate timing for completion. Given the potential for significant delays and the risk of failure inherent in the development of new products and technologies, it is not possible to accurately estimate the total cost to complete all projects currently in development. Abbott plans to manage its portfolio of projects to achieve research and development spending that will be competitive in each of the businesses in which it participates, and such spending is targeted at approximately 7 percent of total Abbott sales in 2025. Abbott does not regularly accumulate or make management decisions based on the total expenses incurred for a particular development phase in a given period.

GOODWILL

At December 31, 2024, goodwill recorded as a result of business combinations totaled $23.1 billion. Goodwill is reviewed for impairment annually in the third quarter or when an event that could result in an impairment occurs, using a quantitative assessment to determine whether it is more likely than not that the fair value of any reporting unit is less than its carrying amount. The income and market approaches are used to calculate the fair value of each reporting unit. The results of the last impairment test indicated that the fair value of each reporting unit was substantially in excess of its carrying value.

FINANCIAL CONDITION

CASH FLOW

Net cash from operating activities amounted to $8.6 billion, $7.3 billion, and $9.6 billion in 2024, 2023, and 2022, respectively. The increase in Net cash from operating activities in 2024 as compared to 2023 is primarily due to higher segment operating earnings and improved working capital management, partially offset by higher cash payments for income taxes. The decrease in Net cash from operating activities in 2023 compared to 2022 was primarily due to the decline in operating earnings and increased payments related to accounts payable and accrued liabilities, partially offset by lower expenditures for inventory and lower cash payments for income taxes due to lower earnings.

A substantial portion of Abbott's cash and cash equivalents at December 31, 2024, is held by Abbott affiliates outside of the U.S. If these funds were needed for operations in the U.S., Abbott does not expect to incur significant additional income taxes in the future to repatriate these funds.

Abbott funded $349 million in 2024 and 2023, and $413 million in 2022 to defined benefit pension plans. Abbott expects pension funding of approximately $302 million in 2025 for its pension plans. Abbott expects annual cash flow from operating activities to continue to exceed Abbott's capital expenditures and cash dividends.

DEBT AND CAPITAL

At December 31, 2024, Abbott's long-term debt rating was AA- by S&P Global Ratings and Aa3 by Moody's Investors Service. Abbott expects to maintain an investment grade rating.

Abbott has readily available financial resources, including unused lines of credit that support commercial paper borrowing arrangements and provide Abbott with the ability to borrow up to $5 billion on an unsecured basis. On January 29, 2024, Abbott terminated its 2020 Five Year Credit Agreement (2020 Agreement) and entered into a new Five Year Credit Agreement (Revolving Credit Agreement). There were no outstanding borrowings under the 2020 Agreement at the time of its termination. Any borrowings under the Revolving Credit Agreement will mature and be payable on January 29, 2029 and will bear interest, at Abbott's option, based on either a base rate or Secured Overnight Financing Rate (SOFR), plus an applicable margin based on Abbott's credit ratings.

As of December 31, 2024, Abbott's total debt outstanding was $14.1 billion, of which approximately $1.5 billion will mature in 2025. On June 26, 2024, Abbott modified its existing, yen-denominated 5-year term loan scheduled to mature in November 2024. The amended terms include a net increase in principal debt from ¥59.8 billion to ¥92.0 billion, with a new maturity date in June 2029. The modified, 5-year term loan bears interest at the Tokyo Interbank Offered Rate (TIBOR) plus a fixed spread, and the interest rate is reset quarterly. The net proceeds equated to approximately $201 million. The ¥92.0 billion loan is designated as a hedge of Abbott's net investment in certain foreign subsidiaries.

On November 19, 2024, Abbott repaid the €590 million outstanding principal amount of its 0.10% Notes upon maturity. The repayment equated to approximately $640 million. On November 30, 2023, Abbott repaid the $1.05 billion outstanding principal amount of its 3.40% Notes upon maturity. On September 27, 2023, Abbott repaid the €1.14 billion outstanding principal amount of its 0.875% Notes upon maturity. The repayment equated to approximately $1.2 billion. In September 2023, Abbott repaid approximately $197 million of debt assumed as part of a recent business acquisition.

On October 11, 2024, the board of directors authorized the repurchase of up to $7 billion of Abbott common shares, from time to time (the "2024 repurchase program"). The 2024 repurchase program is in addition to the unused portion of the 2021 repurchase program, which the board of directors approved in December 2021 and authorized the repurchase of up to $5 billion of Abbott's common shares from time to time. As of December 31, 2024, $293 million remains available for repurchase under the 2021 repurchase program. In 2024 and 2023, Abbott repurchased approximately 10.2 million and 9.8 million, respectively, of its common shares for $1.1 billion and $1.0 billion, respectively, under the 2021 repurchase program. In 2022, Abbott repurchased 32.3 million of its common shares for $3.7 billion which fully utilized the authorization remaining under the October 2019 share repurchase program, and a portion of the 2021 repurchase program.

Abbott declared dividends of $2.24 per share in 2024 compared to $2.08 per share in 2023, an increase of 7.7 percent. Dividends paid were $3.8 billion in 2024 compared to $3.6 billion in 2023. The year-over-year change in dividends paid reflects the impact of the increase in the dividend rate.

WORKING CAPITAL

Working capital was $9.5 billion at December 31, 2024 and $8.8 billion at December 31, 2023. The increase in working capital in 2024 primarily reflects an increase in cash and cash equivalents and accounts receivable, partially offset by an increase in the current portion of long-term debt. The increase in cash and cash equivalents from $6.9 billion at December 31, 2023 to $7.6 billion at December 31, 2024 primarily reflects the cash generated from operations and an increase in Abbott's yen-denominated loan, partially offset by the payment of dividends and capital expenditures.

Abbott monitors the credit worthiness of customers and establishes an allowance that reflects the current estimate of credit losses expected to be incurred over the life of the financial asset. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances.

CAPITAL EXPENDITURES

Capital expenditures of $2.2 billion in 2024 and 2023, and $1.8 billion in 2022 were principally for upgrading and expanding manufacturing and research and development facilities and equipment in various segments, investments in information technology, and laboratory instruments placed with customers.

CONTRACTUAL OBLIGATIONS

Abbott believes that its available cash and cash equivalents along with its ability to generate operating cash flow and continued access to debt markets are sufficient to fund existing and planned cash requirements. Abbott's material cash requirements include the following contractual obligations:

Debt — Principal payments required on long-term debt outstanding at December 31, 2024 are $1.5 billion in 2025, $2.9 billion in 2026, $617 million in 2027, $650 million in 2028, $583 million in 2029 and $8.0 billion in 2030 and thereafter. Interest payments required on long-term debt outstanding at December 31, 2024 are projected to be $512 million in 2025, $478 million in 2026, $396 million in 2027, $390 million in 2028, $384 million in 2029 and $4.7 billion in 2030 and thereafter.

Operating leases — As of December 31, 2024, estimated contractual obligations for operating lease payments were $1.3 billion, with $290 million due within 12 months.

In addition, Abbott enters into purchase commitments in the normal course of business to meet operational and capital expenditure requirements. The majority of outstanding purchase commitments generally do not extend past one year.

FINANCIAL REVIEW

CONTINGENT OBLIGATIONS

Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

BUSINESS ACQUISITIONS

On September 22, 2023, Abbott completed the acquisition of Bigfoot, which furthers Abbott's efforts to develop connected solutions for making diabetes management more personal and precise. The purchase price, the final allocation of acquired assets and liabilities, and the revenue and net income contributed by Bigfoot since the date of acquisition are not material to Abbott's consolidated financial statements.

On April 27, 2023, Abbott completed the acquisition of CSI for $20 per common share, which equated to a purchase price of $851 million. The transaction was funded with cash on hand and accounted for as a business combination. CSI's atherectomy system, which is used in treating peripheral and coronary artery disease, adds complementary technologies to Abbott's portfolio of vascular device offerings.

The final allocation of the purchase price of the CSI acquisition resulted in the recording of two non-deductible developed technology intangible assets totaling $305 million; a non-deductible in-process research and development asset of $15 million, which will be accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation; non-deductible goodwill of $369 million; net deferred tax assets of $46 million and other net assets of $116 million. The goodwill is identifiable to the Medical Devices reportable segment and is attributable to expected synergies from combining operations, as well as intangible assets that do not qualify for separate recognition. Revenues and earnings of CSI included in Abbott's consolidated financial statements since the acquisition date are not material to Abbott's consolidated revenue and earnings.

LEGISLATIVE ISSUES

Abbott's primary markets are highly competitive and subject to substantial government regulations throughout the world. Abbott expects debate to continue at all government levels worldwide over the manufacture, quality assurance requirements, marketing authorization processes, post-market surveillance requirements, availability, method of delivery, and payment for health care products and services, as well as data privacy and security. It is not possible to predict the extent to which Abbott or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, and Item 1A, Risk Factors.

RECENTLY ISSUED ACCOUNTING STANDARDS

RECENTLY ADOPTED ACCOUNTING STANDARDS

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands the breadth and frequency of required segment disclosures. The guidance is required to be applied retrospectively to all periods presented in the financial statements. Abbott adopted the standard on January 1, 2024. The new standard did not have an impact on Abbott's consolidated financial statements, but required additional disclosures as included in Note 16 — Segment and Geographic Area Information.

In September 2022, the FASB issued Accounting Standards Update (ASU) 2022-04, *Disclosure of Supplier Finance Program Obligations*, which requires an entity to report information about its supplier finance program. Abbott adopted the standard on January 1, 2023. The new standard did not have an impact on Abbott's consolidated financial statements.

RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

In November 2024, the FASB issued ASU 2024-03, *Income Statement (Subtopic 220-40): Reporting Comprehensive Income – Expense Disaggregation Disclosures,* which requires an entity to disclose on an annual and interim basis, disaggregated information about specific income statement expense categories. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for Abbott for full year 2027 reporting. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires an entity to disclose annually additional information related to the company's income tax rate reconciliation and income taxes paid during the period. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for Abbott for full year 2025 reporting. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 — A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, Risk Factors.

PERFORMANCE GRAPH



This graph compares the change in Abbott's cumulative total shareholder return on its common shares with the Standard & Poor's 500 Index and the Standard & Poor's 500 Health Care Index.

——— Abbott Laboratories
– – – S&P 500 Index
• • • S&P 500 Health Care

Assuming $100 invested on December 31, 2019 with dividends reinvested.

SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in millions except per share data)

Year Ended December 31		2024	2023	2022	2021	2020
Summary of Operations:						
Net Sales	$	41,950	40,109	43,653	43,075	34,608
Cost of products sold	$	20,584	19,941	21,155	20,584	17,135
Research & development	$	2,844	2,741	2,888	2,742	2,420
Selling, general, and administrative	$	11,697	10,949	11,248	11,324	9,696
Operating earnings	$	6,825	6,478	8,362	8,425	5,357
Interest expense	$	559	637	558	533	546
Interest income	$	(344)	(385)	(183)	(43)	(46)
Other (income) expense, net (a)	$	(403)	(438)	(319)	(276)	(111)
Earnings before taxes	$	7,013	6,664	8,306	8,211	4,968
Taxes on earnings from continuing operations	$	(6,389)	941	1,373	1,140	497
Earnings from continuing operations	$	13,402	5,723	6,933	7,071	4,471
Net earnings	$	13,402	5,723	6,933	7,071	4,495
Basic earnings per common share from continuing operations	$	7.67	3.28	3.94	3.97	2.51
Basic earnings per common share	$	7.67	3.28	3.94	3.97	2.52
Diluted earnings per common share from continuing operations	$	7.64	3.26	3.91	3.94	2.49
Diluted earnings per common share	$	7.64	3.26	3.91	3.94	2.50
Financial Positions:						
Working capital	$	9,499	8,829	9,735	11,134	8,534
Long-term investment securities	$	886	799	766	816	821
Net property & equipment	$	10,658	10,154	9,162	8,959	9,029
Total assets	$	81,414	73,214	74,438	75,196	72,548
Long-term debt, including current portion	$	14,125	14,679	16,773	18,050	18,534
Shareholders' investment	$	47,901	38,827	36,905	36,024	33,003
Book value per share	$	27.66	22.39	21.24	20.42	18.63
Other Statistics:						
Gross profit margin	%	50.9	50.3	51.5	52.2	50.5
Research and development to net sales	%	6.8	6.8	6.6	6.4	7.0
Net cash from operating activities	$	8,558	7,261	9,581	10,533	7,901
Capital expenditures	$	2,207	2,202	1,777	1,885	2,177
Cash dividends declared per common share	$	2.24	2.08	1.92	1.82	1.530
Common shares outstanding (in thousands)		1,731,697	1,734,076	1,737,795	1,764,082	1,771,230
Number of common shareholders		30,768	32,449	34,019	35,926	37,450
Market price per share - high	$	121.64	115.83	139.83	142.60	115.14
Market price per share - low	$	99.71	89.67	93.25	105.36	61.61
Market price per share - close	$	113.11	110.07	109.79	140.74	109.49

a) These amounts include debt extinguishment costs and net foreign exchange (gain) loss.

DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

Robert J. Alpern, M.D.
Ensign Professor of Medicine and Physiology and Professor of Internal Medicine and Cellular and Molecular Physiology, and Former Dean of Yale School of Medicine

Claire Babineaux-Fontenot
Chief Executive Officer, Feeding America

Sally E. Blount, Ph.D.
President and Chief Executive Officer, Catholic Charities of the Archdiocese of Chicago and Michael L. Nemmers Professor of Strategy and Former Dean of the J.L. Kellogg Graduate School of Management at Northwestern University

Robert B. Ford
Chairman of the Board and Chief Executive Officer, Abbott Laboratories

Paola Gonzalez
Vice President, Global FP&A, The Clorox Company

Michelle A. Kumbier
President, Turf & Consumer Products, Briggs & Stratton, LLC

Darren W. McDew
Retired General, United States Air Force, and Former Commander of U.S. Transportation Command

Nancy McKinstry
Chief Executive Officer and Chairman of the Executive Board, Wolters Kluwer N.V.

Michael G. O'Grady
Chairman and Chief Executive Officer, Northern Trust Corporation

Michael F. Roman
Retired Chairman of the Board, President and Chief Executive Officer, 3M Company

Daniel J. Starks
Retired Chairman, President and Chief Executive Officer, St. Jude Medical, Inc.

John G. Stratton
Executive Chairman, Frontier Communications Parent, Inc.

SENIOR MANAGEMENT

Robert B. Ford*
Chairman of the Board and Chief Executive Officer

Hubert L. Allen*
Executive Vice President, General Counsel and Secretary

Philip B. Boudreau*
Executive Vice President, Finance and Chief Financial Officer

Lisa D. Earnhardt*
Executive Vice President and Group President, Medical Devices

Joseph Manning
Executive Vice President, Nutritional Products

Mary K. Moreland*
Executive Vice President, Human Resources

Louis H. Morrone*
Executive Vice President, Core Diagnostics

Daniel Salvadori*
Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products

Christopher J. Scoggins
Executive Vice President, Diabetes Care

Melissa D. Brotz
Senior Vice President, Public Affairs and Corporate Marketing

Christopher J. Calamari
Senior Vice President, U.S. Nutrition

Elizabeth C. Cushman
Senior Vice President, Legal

Sabina Ewing
Senior Vice President, Business and Technology Services and Chief Information Officer

Sammy Karam
Senior Vice President, Established Pharmaceuticals, Emerging Markets

Scott M. Leinenweber
Senior Vice President, Licensing, Acquisitions and Ventures

Sandra Lesenfants
Senior Vice President, Structural Heart

Fernando Mateus
Senior Vice President, International Nutrition

Eric Shroff*
Senior Vice President, Rapid and Molecular Diagnostics

Julie L. Tyler
Senior Vice President, Abbott Vascular

Randel W. Woodgrift
Senior Vice President, Cardiac Rhythm Management

Uri Yaron
Senior Vice President, Electrophysiology

CORPORATE VICE PRESIDENTS

Venu Ambati
Vice President, Established Pharmaceuticals, India

Elizabeth M. Balthrop
Vice President, Transfusion Medicine

Erica L. Battaglia
Vice President, Chief Ethics and Compliance Officer

Keith Boettiger
Vice President, Heart Failure

Badia Boudaiffa
Vice President, North America Commercial Operations, Diabetes Care

Fanny Chen
Vice President, Core Diagnostics, China

Keith Cienkus
Vice President, Molecular Diagnostics

Michael A. Comilla
Vice President, Investor Relations

Alison E. Davies
Vice President, Treasurer

Thomas C. Evers
Vice President, Government Affairs

Rodrigo Ferreira
Vice President, EPD Latin America

John S. Frels
Vice President, Research and Development, Immunoassay/Clinical Chemistry

Damian P. Halloran
Vice President, Infectious Disease, Rapid Diagnostics

Gary C. Johnson
Vice President, Clinical, Regulatory and Health Economics Outcomes Research, Cardiovascular and Neuromodulation

Robert R. Kunkler
Vice President, Toxicology, Cardiometabolic and Consumer Products and Services

Brian Lehman
Vice President, Commercial Operations, Electrophysiology

Pedro Malha
Vice President, Neuromodulation

John A. McCoy Jr.*
Vice President, Finance and Controller

Jana Mihaylova
Vice President, Nutrition, Asia Pacific

John M. Murphy
Vice President, Nutrition Supply Chain

Joseph L. Novak
Vice President, Taxes

Michaela Pardubicka-Jenkins
Vice President, Pediatric Nutrition

Ansgar Resch
Vice President, International Commercial Operations, Diabetes Care

Ric A. Schneider
Vice President, Chief Operations and Procurement Officer

Thomas R. Stanis
Vice President, Core Laboratory Diagnostics, International Commercial Operations

Marc Taub
Vice President, Technical Operations, Diabetes Care

Frank Weitekamper
Vice President, Abbott Transition Organization

James R. Wenner
Vice President, Internal Audit

Monica J. Wilkins
Vice President, Regulatory, Quality, and Compliance

*Denotes executive officer

SHAREHOLDER AND CORPORATE INFORMATION

SHARES LISTING

The ticker symbol for Abbott's common shares is ABT. The principal market for Abbott's common shares is the New York Stock Exchange. Shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside the United States, Abbott's shares are listed on the Swiss Stock Exchange.

QUARTERLY DIVIDEND DATES

Dividends are expected to be declared, recorded, and paid on the following schedule in 2025, pending approval by the Board of Directors:

Quarter	Declared	Recorded	Paid
First	2/21	4/15	5/15
Second	6/13	7/15	8/15
Third	9/18	10/15	11/15
Fourth	12/13	1/15/26	2/13/26

TAX INFORMATION FOR SHAREHOLDERS

Abbott is an Illinois High Impact Business (HIB) through June 2043 and is located in a U.S. federal Foreign Trade Sub-Zone (Sub-Zone 22F). Dividends may be eligible for a subtraction from base income for Illinois income-tax purposes. If you have any questions, please contact your tax advisor.

DIVIDEND REINVESTMENT PLAN

The Abbott Dividend Reinvestment Plan offers registered shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent, or call Abbott's Investor Newsline, as listed in the right-hand column.

DIVIDEND DIRECT DEPOSIT

Shareholders may have quarterly dividends deposited directly into a checking or savings account at any financial institution that participates in the Automated Clearing House system. For more information, please contact the transfer agent, listed at right.

DIRECT REGISTRATION SYSTEM

In August 2008, Abbott implemented a Direct Registration System (DRS) for all registered shareholder transactions. Shareholders will be sent a statement in lieu of a physical stock certificate for Abbott Laboratories common shares. Please contact the transfer agent with any questions.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held virtually at 9 a.m. Central Time on Friday, April 25, 2025. Questions regarding the Annual Meeting may be directed to the Corporate Secretary. A copy of Abbott's 2024 Form 10-K Annual Report, as filed with the U.S. Securities and Exchange Commission, is available on Abbott's Web site at www.abbott.com or by calling the Investor Newsline (above, right).

CEO AND CFO CERTIFICATIONS

In 2024, Abbott's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Abbott's compliance with the New York Stock Exchange's corporate-governance listing standards. In addition, Abbott's CEO and chief financial officer (CFO) filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Abbott's public disclosures in its fiscal 2024 reports.

INVESTOR NEWSLINE

224-667-7300

INVESTOR RELATIONS

Dept. 362, AP6D2
Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.
224-667-6100

SHAREHOLDER SERVICES, TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43078
Providence, RI 02940-3078
888-332-2268 (U.S. or Canada)
781-575-3910 (outside U.S. or Canada)
www.computershare.com

CORPORATE SECRETARY

Dept. 364, AP6D2
Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.
224-667-6100

WEBSITE

www.abbott.com

ABBOTT ONLINE ANNUAL REPORT

www.abbott.com/annualreport

GLOBAL SUSTAINABILITY REPORT

www.abbott.com/sustainability

SHAREHOLDER INFORMATION

Shareholders with questions about their accounts may contact the transfer agent, listed above.

Individuals who would like to receive additional information, or have questions regarding Abbott's business activities, may call the Investor Newsline at the number listed above, write Abbott Investor Relations at the address above, or visit Abbott's website, www.abbott.com.

NEUROMODULATION NOTES (pp. 10-11)

1) Comparison is limited to the U.S. market only and is based on volume measurements of the following smallest IPG offerings: Abbott *Liberta RC* DBS System (13.6 cc), Boston Scientific‡ Vercise Genus‡ R16 (20.1 cc), and Medtronic‡ Percept‡ RC (13.77 cc). Sizing for the *Liberta RC* DBS IPG is determined using engineering model measurement(s). Methods to calculate size may vary among manufacturers.

2) Abbott. *Liberta RC* DBS System Size Comparison Claims Memo (MAT-2400042). 2024.

3) Upon implant of the *Liberta* RC DBS System when programmed with standard (nominal) stimulation settings as described in device instructions for use. Recommended recharge frequency and duration for competitor product described in their respective IFU or clinical studies, which may involve different patient populations and other variables. Not a head-to-head comparison of stimulation settings or clinical outcomes.

4) Abbott. *Liberta RC* DBS System Recharging Comparison Claims Memo (MAT-2400043). 2024.

5) Abbott. *Liberta* RC Deep Brain Stimulation Implantable Pulse Generator Clinician's Manual. 2024.

6) Abbott. First and Only DBS IPGs with Remote Programming Memo (MAT-2406193). 2024.

7) U.S. market only. Based off comparison to volumetric measurement of the following smallest rechargeable SCS IPGs in the U.S. market: Abbott *Eterna* SCS System, 13.6 cc; Boston Scientific‡ WaveWriter Alpha‡ 16, 20.1 cc; Medtronic‡ Inceptiv‡, 13.77 cc; Nevro‡ Senza‡ Omnia‡, 26 cc; Saluda‡ Evoke‡, 33 cc; Biotronik‡ Prospera‡, 29 cc. Sizing for *Eterna* SCS IPG is determined using engineering model measurement(s). Methods to calculate size may vary among manufacturers.

8) Abbott. *Eterna* SCS IPG Size Comparison Claims Memo (MAT-2210151). 2024.

9) *Eterna* SCS Implantable Pulse Generator Clinician's Manual. 2023.

10) Abbott. *Eterna* Lowest Recharge Burden Comparison Memo (MAT-2210739). 2023

11) Upon implant of the *Eterna* SCS System, approximately three hours five times per year (69 to 74 days between charges) or one hour per month (25 to 27 days between charges) at standard (nominal) settings for *BurstDR* programming: 30/90 dosing when programmed with amplitude of 0.6mA and all other *BurstDR* stimulation settings are left at default.

12) Abbott. *Eterna* IPG Battery Recharge Characterization Report (90903492); 2022.

13) Abbott. *Eterna* IPG Elect Design Verification Report: Current Draw (90860050). 2022

VASCULAR NOTES (pp. 16-17)

1) Data on File. Excluding platinum markers

2) Brian G. DeRubertis et al., Two-Year Outcomes of the LIFE-BTK Randomized Controlled Trial Evaluating the *Esprit* BTK Drug-eluting Resorbable Scaffold for Treatment of Infrapopliteal Lesions, VIVA 2024.

DIABETES CARE NOTES (pp. 22-23)

1) Data on file. Abbott Diabetes Care.

2) Data based on the number of users worldwide for the *FreeStyle Libre* family of personal CGMs compared to the number of users for other leading personal CGM brands and based on CGM sales dollars compared to other leading personal CGM brands.

3) Study was performed with the outside-U.S. version of the *FreeStyle Libre 14 day* system. Data is applicable to *FreeStyle Libre 2* and *3* systems, as feature sets are similar to *FreeStyle Libre 14 day* system, excluding alarms.

4) Fokkert, Marion, et al. "Improved well-being and decreased disease burden after 1-year use of flash glucose monitoring (FLARE-NL4)." BMJ Open Diabetes Research and Care 7 (2019): e000809. https://doi.org/10.1136/bmjdrc-2019-000809

5) Evans, Mark, et al. "Reductions in HbA1c with flash glucose monitoring are sustained for up to 24 months: a meta analysis of 75 real-world observational studies." Diabetes Therapy (April 2022). https://doi.org/10.1007/s13300-022-01253-9

6) Among patient-applied sensors.

Abbott trademarks and products in-licensed by Abbott are shown in italics in the text of this report.



Some statements in this annual report may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," in our Securities and Exchange Commission 2024 Form 10-K and are incorporated by reference.

We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments, except as required by law.

The Abbott 2024 Annual Report cover and text are printed on recycled paper that contains a minimum of 10% post-consumer fiber and the financial pages on 30% post-consumer fiber.

Nick Hollis

MARLOW, BUCKINGHAMSHIRE, ENGLAND
ENSURE NUTRIVIGOR

Whether conditioning to climb the highest peak on each continent or row across an ocean, professional adventurer Nick Hollis relies on *Ensure NutriVigor* to get his body ready for his next quest.



life. _to the fullest._®

Abbott